Registration No. 33-62629

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM T-1

                            STATEMENT OF ELIGIBILITY
                   UNDER THE TRUST INDENTURE ACT OF 1939 OF A
                    CORPORATION DESIGNATED TO ACT AS TRUSTEE


   _X_CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT
                             TO SECTION 305 (b) (2)

                   NORWEST BANK ARIZONA, NATIONAL ASSOCIATION
              (Exact name of trustee as specified in its charter)

A NATIONAL BANKING ASSOCIATION                                   86-0601788
(Jurisdiction of incorporation or                              (I.R.S Employer
organization if not a U.S. national                          Identification No.)
bank)

                             3300 N. CENTRAL AVENUE
                             PHOENIX, ARIZONA 85012
              (Address of principal executive offices) (Zip code)

                            CHARLOTTE D. GRANT-COBB
                  VICE PRESIDENT - CORPORATE TRUST DEPARTMENT
                   NORWEST BANK ARIZONA, NATIONAL ASSOCIATION
                           3300 NORTH CENTRAL AVENUE
                             PHOENIX, ARIZONA 85012
                                 (602) 248-2344
           (Name, address and telephone number of agent for service)


                    FRANCHISE FINANCE CORPORATION OF AMERICA
              (Exact name of obligor as specified in its charter)

DELAWARE                                                          86-0736091
(State or other jurisdiction of                               (I.R.S. Employer
incorporation or organization)                               Identification No.)

                          17207 NORTH PERIMETER DRIVE
                           SCOTTSDALE, ARIZONA 85255
              (Address of principal executive offices) (Zip code)



                        SENIOR NOTES (Initial Tranches)
                      (Title of the indenture securities)


Item 1. General Information. Furnish the following information as to the trustee:

                  (a)      Name and address of each
                           examining or supervising
                           authority to which it is subject.

                           Comptroller of the Currency
                           Treasury Department
                           Washington, D.C.

                           Federal Deposit Insurance Corporation
                           Washington, D.C.

                           The Board of Governors of the Federal Reserve System Washington, D.C.

                  (b) Whether it is authorized to exercise corporate trust powers.

                           The trustee is authorized, as a national bank, to exercise corporate trust powers.

Item 2. Affiliations with Obligor. If the obligor is an affiliate of the trustee, describe each such affiliation.

                  None with respect to the trustee.

No responses are included for Items 3-15 of this Form T-1 because the obligor is not in default as provided under Item 13.

Item 16. List of Exhibits.          List below all exhibits filed as a part of
                                    this Statement of Eligibility.

         Exhibit 1.        a.       A copy of articles of association of the
                                    trustee now in effect.

         Exhibit 2.        a.       Authorization of the trustee to commence
                                    business contained in the articles of
                                    association of the trustee now in effect.

                           b. A copy of the letter of the Comptroller of the Currency dated July 18, 1988, approving the consolidation of the Norwest Capital Management & Trust Company, Scottsdale, Arizona under the title of Norwest Bank Arizona, National Association.

                           c. A copy of the Resolution Establishing and Appointing Trust Oversight Committee, pursuant to the proper exercise of fiduciary powers of the trustee under state and federal law including 12 C.F.R. 9, dated April 5, 1994.

                           d. A copy of the Authorization to Designate Signers of Written Instruments, Documents and Agreements, dated April 17, 1995.

                           e. A copy of the Resolution Relating to Execution of Written Instruments, date July 18, 1994.

                           f. A copy of the Certificate of Norwest Bank Arizona, National Association.

                           g.       A copy of the Signing Authority for
                                    Countersignatures of Bonds.


         Exhibit 3.        a.       Authorization of the trustee to exercise
                                    corporate trust powers is contained in the articles of association, by-laws of the trustee and the Certificate of Norwest Bank
                                    Arizona, National Association

         Exhibit 4.        a.       A copy of the existing by-laws of the
                                    trustee.

         Exhibit 5.        a.       Not applicable.

         Exhibit 6.        a.       The consent of the trustee required by
                                    Section 321 (b) of the Act.

         Exhibit 7.        a.       A copy of the latest report of condition of
                                    the trustee published pursuant to law or the requirement of its supervising or examining authority, that is, the Consolidated Reports of Condition and Income for A Bank With
                                    Domestic Offices Only and Total Assets of
                                    $300 Million or More - FFIEC 032 - report as of close of business June 30, 1995.

         Exhibit 8.        a.       Not applicable.

         Exhibit 9.        a.       Not applicable.


                                   SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939. as amended, the trustee, Norwest Bank Arizona, National Association, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Phoenix
and the State of Arizona on the      day of November, 1995.


                                                     NORWEST BANK ARIZONA,
                                                     NATIONAL ASSOCIATION


                                                     /s/ Charlotte D. Grant-Cobb
                                                     Charlotte D. Grant-Cobb
                                                     Vice President




                                                                     Exhibit 1.a
                                                                     Exhibit 2.a

                            ARTICLES OF ASSOCIATION
                                       OF
                   NORWEST BANK ARIZONA, NATIONAL ASSOCIATION

     FIRST. The title of this Association shall be Norwest Bank Arizona, National Association; the Association in conjunction with its said legal name may also use Norwest Bank Arizona, N.A.

     SECOND. The main office of this Association shall be in the City of Phoenix, County of Maricopa, State of Arizona. The general business of the Association shall be conducted at its main office and its branches.

     THIRD. The Board of Directors of this Association shall consist of not less than five nor more than twenty-five persons, the exact number to be fixed and determined from time to time by resolution of a majority of the full Board of Directors or by resolution of the shareholders at any annual or special meeting thereof.

     Each director, during the full term of his or her directorship, shall own a minimum of $1,000 par value of stock of this Association or an equivalent interest, as determined by the Comptroller of the Currency, in any company which has control over this Association within the meaning of Section 2 of the Bank Holding Company Act of 1956.

     The Board of Directors, by the vote of a majority of the full Board, may, between annual meetings of shareholders, fill vacancies created by the death, incapacity or resignation of any director and by the vote of a majority of the full Board may also, between annual meetings of shareholders, increase the membership of the Board by not more than four members and by like vote appoint qualified persons to fill the vacancies created thereby; provided, however, that at no time shall there be more than twenty-five directors of this Association; and provided further, however, that not more than two members may be added to the Board of Directors in the event that the total number of directors last elected by shareholders was fifteen or less.

     FOURTH. The annual meeting of the shareholders for the election of directors and the transaction of whatever other business may be brought before said meeting shall be held at the main office, or such other place as the Board of Directors may designate, on the day of each year specified therefor in the Bylaws, but if no election is held on that day, it may be held on any subsequent day according to the provisions of law; and all elections shall be held according to such lawful regulations as may be prescribed by the Board of Directors.

     FIFTH. The amount of capital stock of this Association shall be Forty Million Dollars (S40,000,000), divided into 400,000 shares of common stock of the par value of One Hundred Dollars ($100.00) each; but said capital stock may be increased or decreased from time to time, in accordance with the provisions of the laws of the United States.

     No holder of shares of the capital stock of any class of this Association shall have any preemptive or preferential right of subscription to any shares of any class of stock of this Association, whether now or hereafter authorized, or to any obligations convertible into stock of this Association, issued or sold, nor any right of subscription to any thereof other than such, if any, as the Board of Directors, in its discretion, may from time to time determine and at such price as the Board of Directors may from time to time fix.

     The Association, at any time and from time to time, may authorize and issue debt obligations, whether or nor subordinated, without the approval of the shareholders.

     SIXTH. The Board of Directors shall appoint one of its members President of this Association, who shall act as Chairman of the Board, unless the Board appoints another director to act as Chairman. In the event the Board of Directors shall appoint a President and a Chairman, the Board shall designate which person shall act as the chief executive officer of this Association. The Board of Directors shall have the power to appoint one or more Vice Presidents and to appoint a Cashier and such other officers and employees as may be required to transact the business of this Association.

     The Board of Directors shall have the power to define the duties of the officers and employees of this Association; to fix the salaries to be paid to them; to dismiss them; to require bonds from them and to fix the penalty thereof; to regulate the manner in which the increase of the capital of this Association shall be made; to manage and administer the business and affairs of this Association; to make all Bylaws that it may be lawful for them to make; and generally to do and perform all acts that it may be legal for a Board of Directors to do and perform.

     SEVENTH. The Board of Directors shall have the power to change the location of the main office to any other place within the limits of the City of Phoenix, without the approval of the shareholders but subject to the approval of the Comptroller of the Currency; and shall have the power to establish or change the location of any branch or branches of this Association to any other location, without the approval of the shareholders but subject to the approval of the Comptroller of the Currency.

     EIGHTH. The corporate existence of this Association shall continue until terminated in accordance with the laws of the United States.

     NINTH. The Board of Directors, the Chairman, the President, or any one or more shareholders owning, in the aggregate, not less than 10 percent of the stock of this Association, may call a special meeting of shareholders at any time. Unless otherwise provided by the laws of the United States, a notice of the time, place, and purpose of every annual and special meeting of the shareholders shall be given by first-class mail, postage prepaid, mailed at least ten days prior to the date of such meeting to each shareholder of record at his or her address as shown upon the books of this Association.

     TENTH. To the extent permitted by applicable law and regulation:

     (a) Elimination of Certain Liability of Directors. A director of the Association shall not be personally liable to the Association or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Association or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

     (b)(l) Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Association or is or was serving at the request of the Association as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action or inaction in an official capacity as a director, officer, employee, or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Association to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Association to provide broader indemnification rights than said law permitted the Association to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that the Association shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors of the Association. The right to indemnification conferred in this paragraph (b) shall be a contract right and shall include the right to be paid by the Association the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Delaware General Corporation Law requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Association of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this paragraph (b) or otherwise. The Association may, by action of its Board of Directors, provide indemnification to employees and agents of the Association with the same scope and effect as the foregoing indemnification of directors and officers.

     (2) Non-Exclusivity of Rights. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this paragraph (b) shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Articles of Association, by-law, agreement, vote of shareholders or disinterested directors or otherwise.

     (3) Insurance. The Association may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Association or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Association would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

     ELEVENTH. These Articles of Association may be amended at any regular or special meeting of the shareholders by the affirmative vote of the holders of a majority of the stock of this Association, unless the vote of the holders of a greater amount of stock is required by law, and in that case by the vote of holders of such greater amount.

RG12099A


                                                                     Exhibit 2.b


Comptroller of the Currency
Administrator of National Banks

Midwestern District
2345 Grand Avenue, Suite 700
Kansas City, Missouri 64108

July 18, 1988

Mr. Bruce Moland
Vice President and Assistant General Counsel
Norwest Corporation
1200 Peavey Building
Minneapolis, Minnesota 55479

Dear Mr. Moland:

This letter is the official certification of the Office of the Comptroller of the Currency (OCC) for the consolidation of Norwest Capital Management & Trust Company, Scottsdale, Arizona with Ranch National Bank, Scottsdale, Arizona, effective as of July 1, 1988, under the charter of Ranch National Bank, and under the title of "Norwest Bank Arizona, National Association."

This letter is also the official authorization given to the receiving institution to establish the following branches:

"Scottsdale Office"           6607 North Scottsdale Road
                              Scottsdale, Arizona 85258
                              Certificate No. 77734A

"Sun City Office"             17220 Boswell Blvd.
                              Sun City, Arizona 85373
                              Certificate No. 77735A

Sincerely,

/s/ Thomas C. McAllister
Thomas C. McCallister
Director for Analysis
Midwestern District

                                     [SEAL]
Currency Bureau - Treasury Department, Seal of the Comptroller of the Currency



                                                                     Exhibit 2.c

                   NORWEST BANK ARIZONA, NATIONAL ASSOCIATION

                APRIL 5, 1994 MEETING OF THE BOARD OF DIRECTORS

           ACTION: ADOPT RESOLUTION ESTABLISHING AND APPOINTING TRUST
                              OVERSIGHT COMMITTEE


     RESOLVED that a committee of officers of the Bank shall be appointed by this Board as the "Trust Oversight Committee", which Committee shall consist of three or more members.

     RESOLVED that the responsibility of the Trust Oversight Committee shall be as follows:

     1. To supervise all matters connected with the proper exercise of fiduciary powers of this Bank under state and federal law, including 12 C.F.R. 9;

     2. To approve the acceptance or relinquishment of any fiduciary account as required by 12 C.F.R. 9;

     3. To coordinate the activities of the different business segments of the Bank performing trust services and operations;

     4. To adopt policies, standards and procedures for the exercise of fiduciary powers and the conduct of trust business;

     5. To supervise the administration, management and investment of each common trust fund and each collective investment fund heretofore or hereafter established by this Bank; provided, however, that the Trust Oversight Committee may, by action duly entered in its minutes, delegate the administration, management and investment of such funds to such officers, employees or committees of the Trust Group as it may from time to time designate; and

     6. To delegate any written action the administration of such fiduciary powers as it deems proper to such officers, employees or committees as it may from time to time designate.


                                                                     Exhibit 2.d

NORWEST BANK ARIZONA                                     INTER-OFFICE MEMORANDUM

                                                          FINANCE ADMINISTRATION
                                                  (602) 230-3869, (FAX) 248-2396


DATE:             April 17, 1995

TO:               Board of Directors
                  Norwest Bank Arizona, N.A.

FROM:             Rick Foggia, M.S. #9032

SUBJECT: Authorization to Designate Signers of Written Instruments, Documents, and Agreements


Per the resolution relating to the execution of Written Instruments adopted at the meeting of the Board of Directors of Norwest Bank Arizona, N.A. held on July 18, 1994, I hereby designate Scott Otto, Charlotte D. Grant-Cobb, and R.A. (Ginny) Lenio, as agents to execute any of the instruments, documents, and agreements listed in paragraphs one and two of the above stated resolution.



                                       /s/ Richard D. Foggia
                                           Richard D. Foggia
                                           Senior Vice President,
                                           Chief Financial Officer and Secretary



                                                                     Exhibit 2.e



                   NORWEST BANK ARIZONA, NATIONAL ASSOCIATION

                JULY 18, 1994 MEETING OF THE BOARD OF DIRECTORS

     ACTION: ADOPT RESOLUTION RELATING TO EXECUTION OF WRITTEN INSTRUMENTS


     RESOLVED that instruments, documents, or agreements relating to or affecting the property or business and affairs of this Bank, or of this Bank when acting in any representative or fiduciary capacity, may be executed in its name, with or without its corporate seal, by the persons hereinafter designated.

     For the purposes of this resolution, "Executive Officer" shall mean any person specifically designated as an Executive Officer of this Bank by resolution of the Board of Directors, and "Signing Officer" shall mean the President, any Vice President (including any Senior Vice President), any Managing Officer, the Cashier, the Secretary, any Assistant Vice President, any functional title which includes the word "Officer" (e.g., Commercial Banking Officer, Personal Banking Officer, Trust Officer), or any other functional title hereafter designated by the Board of Directors as an officer of the bank.,

1)   Any Executive Officer or any Vice President, acting alone, may execute:

     a) Deeds, leases, assignments and conveyances of any real or personal property not held by the Bank in any representative or fiduciary capacity, or any interest therein.

     b)   Bonds of indemnity or other undertakings and guaranties.

     c) Any other instruments, documents or agreements which may be found necessary, proper or expedient to be executed in conducting the business of the bank.

2)   Any Signing Officer, acting alone, may execute:

     a) Assignments of mortgages, releases or satisfactions of mortgages, certificates of redemption, assignments of sheriff's certificates, trust deeds, declarations of trust, and powers of attorney.

     b)   Transfers and assignments of stocks, bonds or other securities.

     c) Loan agreements, letters of credit, participation agreements and certificates of participation.

     d) Security agreements, financing statements, termination statements, continuation statements, and statements of assignment with respect to which this Bank is a secured party, releases of security interests in and liens upon personal property.

     e)   Receipts for any money or property paid or delivered to this Bank.

     f) Demands, notices of acceleration, or extensions of the time for payment of any note or other obligation held by this Bank.

     g) Notices of default and of election to sell or cause to be sold the property described in any mortgage or deed of trust held by this Bank, notices to the trustee names in any such deed of trust, and do any other act or sign any other document provided for by law, or which may be necessary, expedient or proper in order to protect or enforce the rights of this Bank under any such mortgage or deed of trust.

     h) Checks, drafts, cashiers checks, money orders, certificates of deposits, savings certificates and other similar obligations of this Bank.

     i)   Certifications of checks of customers.

     j)   Tax returns and related instruments.

     k) Guaranties of the signatures of customers, or other signatures, whether appearing as endorsements of bonds, certificates of stock, other securities, or otherwise.

     l) Claims of this Bank as a creditor of any decedent, or of a person who is a party to any form of proceeding in bankruptcy, receivership, insolvency or similar proceeding, or any other claim of this Bank in any other type of action or proceeding.

     m)   Proxies to vote stock held by this Bank.

     n) Pleadings, petitions, accounts, and other documents to be filed in any court or other proceeding involving this Bank, including verifications thereof.

     o) The "Oath of Officer of Incorporated Company" required by 46 U.S.C.A. 838 or any similar statute, and other documents in favor of or affecting this Bank in connection with the recording of preferred mortgages.

     p) Deeds, leases, assignments and conveyances of any real or personal property held by the Bank in any representative of fiduciary capacity, or any interest therein.

     q) Trust Indentures, declarations of trust and trust and agency agreements, acceptances thereof and consents thereto, and any similar documents however denominated; petitions for the appointment or the confirmation of appointment of this Bank in any representative or fiduciary capacity; certificates of assets held in any account of this Bank; certificates of authentication with respect to bonds, notes, debentures, and other obligations issued under corporate mortgages, trust agreements and other indentures; certificates for securities deposited, interim certificates and other certificates for and on behalf of this Bank as depository or agent; countersignatures of bonds, notes, certificates of stock, voting trust certificates or participation certificates on behalf of this Bank as transfer agent or registrar, certificates of cancellation and of cremation of stocks, bonds or other securities; and resignations of this Bank in any representative or fiduciary capacity.

     r) Certifications of records and incumbency, confirmations of status and balances, acknowledgements and affidavits.

     Any Executive Officer or any Vice President, acting alone, may designate other persons as agents ("Designated Signers") to execute any of the instruments, documents and agreements listed in the preceding paragraphs 1 and 2 of this resolution, or may revoke such designation, by filing a written authorization with the Secretary of this Bank.


NORWEST BANKS

                                                                     Exhibit 2.f
                                                                     Exhibit 3.a

           CERTIFICATE OF NORWEST BANK ARIZONA, National Association


         The undersigned, a duly authorized officer of Norwest Bank Arizona, National Association (the "Bank"), hereby certifies as follows:

         1. The Bank is a national banking association, validly existing and in good standing under the laws of the United States with trust powers.

         2. The Bank has full corporate power to undertake the duties and obligations of the Trustee under the Trust Indenture Act of 1939, as amended.

         3. To the best knowledge of the undersigned, no authorization, approval, consent, or other order of any governmental agency or regulatory authority having jurisdiction over the trust powers of the Bank that has not been obtained is required for the authorization, execution and delivery by the Bank of the Agreements.

         4. To the best knowledge of the undersigned, the execution, delivery and performance by the Bank of the Agreements does not contravene any law or governmental regulation applicable to the Bank or the Articles of Association or Bylaws of the Bank or contravene any governmental order binding upon the Bank.

         5. To the best knowledge of the Bank, there is no litigation pending against the Bank to restrain the Bank's participation in, or in any way contesting the powers of the Bank with respect to the transactions contemplated by the Agreements.

Dated:  October 12, 1995


                                             NORWEST BANK ARIZONA, N.A.
                                             By: /s/ Charlotte D. Grant-Cobb
                                                     Charlotte D. Grant-Cobb
                                             Title:  Vice President



                                                                     Exhibit 2.g

NORWEST BANKS

                                             Norwest Bank Minnesota, N.A.
                                             Norwest Center
                                             Sixth and Marquette
                                             Minneapolis, Minnesota 55479-0001
                                             612/667-1234

DATE:     September 20, 1995
  TO:     Corporate Secretary
  RE:     SIGNING AUTHORITY FOR COUNTERSIGNATURES OF BONDS


The undersigned duly appointed Senior Vice President of Norwest Bank Minnesota, National Association, pursuant to resolutions of the Board of Directors duly adopted on January 4, 1988, and amended on February 18, 1988, and October 18, 1988, does hereby designate and authorize the following individuals as "Designated Signers":

          Elizabeth Walker                   Ted Garrity
          Judy Hansen                        Avis Helm
          Mark McGraw                        Pam Hamack
          Kim Jokhulall                      Paula Marty
          Nadia Ramadhar                     Lori Jackson
          Corey Dahlstrand                   Keri Johnson
          Jan Sapp                           Charlotte Grant-Cobb
          R.A. (Ginny) Lenio                 Scott Otto

and authorize each, acting alone, to: execute countersignatures of bonds, notes, certificates of stock and certificates on behalf of of the Association as transfer agent or registrar; certificates of cancellation and of cremation of stock, bonds, or other securities.

This authorization supersedes prior authorization dated August 2, 1995.

/s/ Thomas A. Kraack
Thomas A. Kraack, Senior Vice President

cc:  Bank America National Trust
     First National Bank of Boston
     Northern States Power Company
     Norwest Bank Illinois, N.A.
     Norwest Bank Indiana, N.A., Fort Wayne
     Norwest Bank Indiana, N.A., South Bend
     Norwest Bank Iowa, N.A.
     Norwest Bank Nebraska, N.A.
     Norwest Bank New Mexico, N.A.
     Norwest Bank North, N.A.
     Norwest Bank North Dakota, N.A.
     Norwest Bank South Dakota, N.A.
     Norwest Bank Texas, N.A.
     Norwest Bank Wisconsin, N.A.
     Norwest Bank Wyoming, N.A.
     Norwest Capital Management & Trust Company, Montana
     Norwest Trust Company, New York
     Norwest Bank Colorado, N.A., Denver
     Norwest Bank Arizona, N.A., Phoenix

                       3 a: Please refer to Exhibit 2.f.





                                                                     Exhibit 4.a

                   NORWEST BANK ARIZONA, NATIONAL ASSOCIATION

                                    BY-LAWS

                                   ARTICLE I

                            Meetings of Shareholders

     Section 1.1 Annual Meeting. The regular annual meeting of the shareholders for the election of directors and the transaction of whatever other business may properly come before the meeting shall be held at the main office of the Association in Scottsdale, Arizona, or such other place as the Board of Directors may designate, at 9:00 a.m., on the fourth Wednesday of January in each year. If for any cause the annual meeting of shareholders for the election of directors is not held on the date fixed in this by-law, such meeting may be held on some other day, notice thereof having been given in accordance with the requirements of Section 5149, United States Revised Statutes, and the meeting conducted according to the provisions of these by-laws.

     Section 1.2 Special Meetings. Except as otherwise specifically provided by statute, special meetings of shareholders may be called for any purpose at any time by the Board of Directors, by the President, or by any one or more shareholders owning in the aggregate not less than twenty-five percent of the then outstanding shares, as provided in Article Ninth of the Articles of Association.

     Section 1.3 Notice of Meetings. A notice of each annual or special shareholders' meeting, setting forth the time, place, and purpose of the meeting, shall be given, by first-class mail, postage prepaid, to each shareholder of record at least ten days prior to the date on which such meeting is to be held; but any failure to mail such notice of any annual meeting, or any irregularity therein, shall not affect the validity of such annual meeting or of any of the proceedings thereat. Notwithstanding anything in these by-laws to the contrary, a valid shareholders' meeting may be held without notice whenever notice thereof shall be waived in writing by all shareholders, or whenever all shareholders shall be present or represented at the meeting.

     Section 1.4 Quorum. The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the shareholders for the transaction of business, and may transact any business except such as may, under the provisions of law, the Articles of Association, or these by-laws, require the vote of holders of a greater number of shares. If, however, such majority shall not be present or represented at any meeting of the shareholders, the shareholders entitled to vote thereat, present in person or by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until the requisite amount of voting stock shall be present. At any such adjourned meeting at which the requisite amount of voting stock shall be represented, any business may be transacted which might have been transacted at the meeting as originally called.

     Section 1.5 Proxies and Voting Rights. At each meeting of the shareholders each shareholder having the right to vote shall be entitled to vote in person or by proxy appointed by an instrument in writing subscribed by such shareholder, which proxy shall be valid for that meeting or any adjournments thereof, shall be dated, and shall be filed with the records of the meeting. No officer or employee of this Association may act as proxy. Each shareholder shall have one vote for each share of stock having voting power which is registered in his name on the books of the Association. Voting for the election of directors and voting upon any other matter which may be brought before any shareholders' meeting may, but need not, be by ballot, unless voting by ballot be requested by a shareholder present at the meeting.

     Section 1.6 Proceedings and Record. The Chairman of the Board shall preside at all meetings of the shareholders or, in case of his absence or inability to act, the President or, in case of the absence or inability to act of both of them, any Vice President may preside at any such meeting. The presiding officer shall appoint a person to act as secretary of each shareholders' meeting; provided, however, that the shareholders may appoint some other person to preside at their meetings or to act as secretary thereof. A record of all business transacted shall be made of each shareholders' meeting showing, among other things, the names of the shareholders present and the number of shares of stock held by each, the names of the shareholders represented by proxy and the number of shares held by each, the names of the proxies, the number of shares voted on each motion or resolution and the number of shares voted for each candidate for director. This record shall be entered in the minute book of the Association and shall be subscribed by the secretary of the meeting.

                                   ARTICLE II

                                   Directors

     Section 2.1 Board of Directors. The Board of Directors (hereinafter referred to as the "Board") shall have power to manage and administer the business and affairs of the Association. Except as expressly limited by law, all corporate powers of the Association shall be vested in and may be exercised by the Board.

     Section 2.2 Number and Qualifications. The Board shall consist of not less than five nor more than twenty-five persons, the exact number within such minimum and maximum limits to be fixed and determined from time to time by resolution of a majority of the full Board or by resolution of the shareholders at any meeting thereof; provided, however, that a majority of the full Board may not increase the number of directors to a number which (i) exceeds by more than two the number of directors last elected by shareholders where such number was fifteen or less; and (ii) exceeds by more than four the number of directors last elected by shareholders where such number was sixteen or more, but in no event shall the number of directors exceed twenty-five.

     Each director shall, during the full term of his directorship, be a citizen of the United States, and at least two-thirds of the directors shall have resided in Arizona, or within one hundred miles of the location of the office of the Association, for at least one year immediately preceding their election, and shall be residents of Arizona or within a one-hundred-mile territory of the location of the Association during their continuance in office. Each director, during the full term of his directorship, shall own a minimum of $1,000 par value of stock of this Association or an equivalent interest, as determined by the Comptroller of the Currency, in any company which has control over this Association within the meaning of Section 2 of the Bank Holding Company Act of 1956, as amended.

     Section 2.3 Organization Meeting. A meeting of the newly elected Board shall be held at the main office of this Association, without notice, immediately following the adjournment of the annual meeting of the shareholders, or at such other time and at such other place to which said meeting may be adjourned. No business shall be transacted at any such meeting until a majority of the directors elected shall have taken an oath of office as prescribed by law, and no director elected shall participate in the business transacted at any such meeting of the Board until he shall have taken said oath. If at any such meeting there is not a quorum of the directors present who shall have taken the oath of office, the members present may adjourn the meeting from time to time until a quorum is secured. At such meeting of the newly elected Board, if a quorum is present, the directors may elect officers for the ensuing year and transact any and all business which may be brought before them.

     Section 2.4 Regular Meetings. The regular meetings of the Board may be held at such time and place as shall from time to time be determined by the Board. When any regular meeting of the Board falls upon a holiday, the meeting shall be held on the next banking business day.

     Section 2.5 Special Meetings. Special meetings of the Board may be called by the Chairman of the Board, the President, the Cashier or the Secretary, and shall be called at the request of one-third or more of the directors.

     Section 2.6 Notice of Meetings. Each member of the Board shall be given not less than one day's notice by telephone, telegram, letter, or in person, stating the time and place of any regular or special meeting; such notice may, but need not, state the purpose of said meeting. Notwithstanding anything in these by-laws to the contrary, a valid directors' meeting may be held without notice whenever notice thereof shall be waived in writing by all of the directors, or whenever all of the directors are present at the meeting.

     Section 2.7 Quorum and Voting. A majority of the directors shall constitute a quorum at all directors' meetings. Except where the vote of a greater number of directors is required by the Articles of Association, these by-laws or under provisions of law, the vote of a majority of the directors at a meeting at which a quorum is present shall be sufficient to transact business.

     Section 2.8 Proceedings and Record. The Chairman of the Board, if such officer shall have been designated by the Board, shall preside at all meetings thereof, and in his absence or inability to act (or if there shall be no Chairman of the Board) the President, and in his absence or inability to act any other director appointed chairman of the meeting pro tempore, shall preside at meetings of the directors. The Cashier, or Secretary, or any other person appointed by the Board, shall act as secretary of the Board and shall keep accurate minutes of all meetings.

     Section 2.9 Vacancies. Any vacancy in the Board may be filled by appointment at any regular or special meeting of the Board by the remaining directors in accordance with the laws of the United States, and any director so appointed shall hold his place until the next election.

                                  ARTICLE III

                            Committees of the Board

     Section 3.1 Executive Committee. The Board may appoint annually or more often an Executive Committee consisting of three or more directors. In the event an Executive Committee is appointed, the Executive Committee shall have the power to approve, review, and delegate authority to make loans and otherwise extend credit and to purchase and sell bills, notes, bonds, debentures and other legal investments and to establish and review general loan and investment policies. In addition, when the Board is not in session, the Executive Committee shall have the power to exercise all powers of the Board, except those that cannot legally be delegated by the Board. The Executive Committee shall keep minutes of its meetings, and such minutes shall be submitted at the next regular meeting of the Board at which a quorum is present.

     Section 3.2 Trust Committees. The Board shall appoint a Trust Audit Committee, whose members shall not be officers or employees of the Association, which shall, at least once during each calendar year and within fifteen months of the last such audit, make suitable audits of the Trust Department or cause suitable audits to be made by auditors responsible only to the Board and at such time shall ascertain and report to the Board whether said Department has been administered in accordance with applicable laws and regulations and sound fiduciary principles. Every report to the Board under this section, together with the action taken thereon, shall be noted in the minutes of the Board. The Board shall from time to time appoint such other committees of such membership and with such powers and duties as it is required to appoint under the provisions of Regulation 9 issued by the Comptroller of the Currency relating to the trust powers of national banks, or any amendments thereto, and may appoint such other committees of such membership and with such powers and duties as the Board may provide and as are permitted by said Regulation 9, or any amendments thereto.

     Section 3.3 Other Committees. The Board, by a majority vote of the whole Board, may create from its own members or (to the extent permitted by applicable statutes, laws and regulations) from its own members and/or officers or employees of the Association such other committees as it may from time to time deem necessary, and may designate the name and term of existence and prescribe the duties thereof.

     Section 3.4 Proceedings and Record. Each committee appointed by the Board may hold regular meetings at such time or times as may be fixed by the Board or by the committee itself. Special meetings of any committee may be called by the chairman or vice chairman or any two members thereof. The Board may, at the time of the appointment of any committee, designate alternate or advisory members, designate its chairman, vice chairman, and secretary, or any one or more thereof, and the committee itself may appoint such of said officers as have not been so designated by the Board if they deem such appointment necessary or advisable. The secretary may but need not be a member of the committee. The Board may at any time prescribe or change the number of members whose presence is required to constitute a quorum at any or all meetings of a committee. The quorum so prescribed need not be a majority of the members of the committee. If no quorum is prescribed by the Board, the presence of a majority of the members of the committee shall be required to constitute a quorum. Each committee shall keep such records of its meetings and proceedings as may be required by law or applicable regulations and may keep such additional records of its meetings and proceedings as it deems necessary or advisable, and each committee may make such rules of procedure for the conduct of its own meetings and the method of discharge of its duties as it deems advisable. Each committee appointed by the Board may appoint subcommittees composed of its own members or other persons and may rely on information furnished to it by such subcommittees or by statistical or other fact-finding departments or employees of this Association, provided that final action shall be taken in each case by the committee.

                                   ARTICLE IV

                             Officers and Employees

     Section 4.1 Appointment of Officers. The Board shall appoint a President, one or more Vice Presidents and a Cashier and/or Secretary and may appoint a Chairman of the Board and such other officers as from time to time may appear to the Board to be required or desirable to transact the business of the Association. Only directors shall be eligible for appointment as President or Chairman of the Board. If a director other than the President is appointed Chairman of the Board, the Board shall designate either of these two officers as the chief executive officer of this Association. The chief executive officer may appoint other officers below the rank of Senior Vice President by filing a written notice of such officer appointments with the Cashier or Secretary.

     Section 4.2 Tenure of Office. Officers shall hold their respective offices for the current year for which they are appointed unless they resign, become disqualified or are removed. Any officer appointed by the Board may be removed at any time by the affirmative vote of a majority of the full Board or in accordance with authority granted by the Board. During the year between its organization meetings, the Board may appoint additional officers and shall promptly fill any vacancy occurring in any office required to be filled.

     Section 4.3 Chief Executive Officer. The chief executive officer shall supervise the carrying out of policies adopted or approved by the Board, shall have general executive powers as well as the specific powers conferred by these by-laws, and shall also have and may exercise such further powers and duties as from time to time may be conferred upon or assigned to him by the Board.

     Section 4.4 Cashier or Secretary. The Cashier or Secretary shall attend to the giving of all notices required by these by-laws to be given; shall be custodian of the corporate seal, records, documents and papers of the Association; shall provide for the keeping of proper records of all transactions of the Association; shall have and may exercise any and all other powers and duties pertaining by law, regulation or practice, to the Office of Cashier, or imposed by these by-laws; and shall also perform such other duties as may be assigned from time to time by the Board.

     Section 4.5 General Authority and Duties. Officers shall have the general powers and duties customarily vested in the office of such officers of a corporation and shall also exercise such powers and perform such duties as may be prescribed by the Articles of Association, by these by-laws, or by the laws or regulations governing the conduct of the business of national banking associations, and shall exercise such other powers and perform such other duties not inconsistent with the Articles of Association, these by-laws or laws or regulations as may be conferred upon or assigned to them by the Board or the chief executive officer.

     Section 4.6 Employees and Agents. Subject to the authority of the Board, the chief executive officer, or any other officer of the Association authorized by him, may appoint or dismiss all or any employees and agents and prescribe their duties and the conditions of their employment, and from time to time fix their compensation.

     Section 4.7 Bonds of Officers and Employees. The officers and employees of this Association shall give bond with security to be approved by the Board in such penal sum as the Board shall require, conditioned for the faithful and honest discharge of their respective duties and for the faithful application and accounting of all monies, funds and other property which may come into their possession or may be entrusted to their care or placed in their hands. In the discretion of the Board in lieu of having individual bonds for each officer and employee, there may be substituted for the bonds provided for herein a blanket bond covering all officers and employees providing coverage in such amounts and containing such conditions and stipulations as shall be approved by the chief executive officer of this Association but subject to the supervision and control of the Board.

                                   ARTICLE V

                          Stock and Stock Certificates

     Section 5.1 Transfers. Shares of stock shall be transferable only on the books of the Association upon surrender of the certificate for cancellation, and a transfer book shall be kept in which all transfers of stock shall be recorded.

     Section 5.2 Stock Certificates. Certificates of stock shall be signed by the chief executive officer, the President or a Vice President and the Cashier, Secretary, or any other officer appointed by the Board for that purpose, and shall be sealed with the corporate seal. Each certificate shall recite on its face that the stock represented thereby is transferable only upon the books of the Association properly endorsed, and shall meet the requirements of Section 5139, United States Revised Statutes, as amended.

     Section 5.3 Dividends. Transfers of stock shall not be suspended preparatory to the declaration of dividends and, unless an agreement to the contrary shall be expressed in the assignments, dividends shall be paid to the shareholders in whose name the stock shall stand at the time of the declaration of the dividends or on such record date as may be fixed by the Board.

     Section 5.4 Lost Certificates. In the event of loss or destruction of a certificate of stock, a new certificate may be issued in its place upon proof of such loss or destruction and upon receipt of an acceptable bond or agreement of indemnity as may be required by the Board.

                                   ARTICLE VI

                                 Corporate Seal

     Section 6.1 Form. The corporate seal of the Association shall have inscribed thereon the name of the Association.

     Section 6.2 Authority to Impress. The chief executive officer, the President, the Cashier, the Secretary, or the Assistant Cashier, or other officer designated by the Board, shall have authority to impress or affix the corporate seal to any document requiring such seal, and to attest the same.

                                  ARTICLE VII

                            Miscellaneous Provisions

     Section 7.1 Banking Hours. The days and hours during which this Association shall be open for business shall be fixed from time to time by the Board, the chief executive officer, or the President, consistent with national and state laws governing banking and business transactions.

     Section 7.2 Execution of Written Instruments. All instruments, documents, or agreements relating to or affecting the property or business and affairs of this Association, or of this Association when acting in any representative or fiduciary capacity, shall be executed, acknowledged, verified, delivered or accepted in behalf of this Association by the chief executive officer, the President or any Vice President, or by such other officer, officers, employees, or designated signers, as the Board may from time to time direct.

     Section 7.3 Records. The Articles of Association, these by-laws, and any amendments thereto, and the proceedings of all regular and special meetings of the directors and of the shareholders shall be recorded in appropriate minute books provided for the purpose. The minutes of each meeting shall be signed by the person appointed to act as secretary of the meeting.

     Section 7.4 Fiscal Year. The fiscal year of the Association shall be the calendar year.

                                  ARTICLE VIII

                                    By-Laws

     Section 8.1 Inspection. A copy of these by-laws, with all amendments thereto, shall at all times be kept in a convenient place at the main office of the Association, and shall be open for inspection to all shareholders during banking hours.

     Section 8.2 Amendments. These by-laws may be changed or amended at any regular or special meeting of the Board by a vote of a majority of the full Board or at any regular or special meeting of shareholders by the vote of the holders of a majority of the stock issued and outstanding and entitled to vote thereat.



                           Exhibit 5a. Not Applicable




                                                                     Exhibit 6.a

12 October, 1995

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

In accordance with Section 321(b) of the Trust indenture Act of 1939, as amended, the undersigned hereby consents that reports of the examination of the undersigned made by Federal or State authorities authorized to make such examination may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.

                                             Sincerely,

                                             NORWEST BANK ARIZONA,
                                             NATIONAL ASSOCIATION

                                             Charlotte D. Grant-Cobb
                                             Vice President


                                                                     Exhibit 7.a



                               Board of Governors of the Federal Reserve System OMB Number: 7100-0036

                               Federal Deposit Insurance Corporation
                               OMB Number: 3064-0052

                               Office of the Comptroller of the Currency
                               OMB Number: 1557-0081

                               Expires March 31, 1996


FEDERAL FINANCIAL INSTITUTIONS EXAMINATION COUNCIL

[GRAPHIC/LOGO]

Please refer to page i, Table of Contents, for the required disclosure of estimated burden.

[1]


CONSOLIDATED REPORTS OF CONDITION AND INCOME FOR
A BANK WITH DOMESTIC OFFICES ONLY AND
TOTAL ASSETS OF $300 MILLION OR MORE -- FFIEC 032

REPORT AT THE CLOSE OF BUSINESS JUNE 30, 1995

 (950630)
---------
(RCR 9999)

This report is required by law: 12 U.S.C. ss. 324 (State member banks); 12 U.S.C. ss. 1817 (State nonmember banks); and 12 U.S.C. ss. 161 (National banks).

This report form is to be filed by banks with domestic offices only. Banks with branches and consolidated subsidiaries in U.S. territories and possessions, Edge or Agreement subsidiaries, foreign branches, consolidated foreign subsidiaries, or International Banking Facilities must file FFIEC 031.

NOTE: The Reports of Condition and Income must be signed by an authorized officer and the Report of Condition must be attested to by not less than two directors (trustees) for State nonmember banks and three directors for State member and National banks.

I,

____________ Elfriede J. Conrad ___________________
Name and Title of Officer Authorized to Sign Report

of the named bank do hereby declare that these Reports of Condition and Income (including the supporting schedules) have been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and are true to the best of my knowledge and belief.

/s/ Elfriede J. Conrad
Signature of Officer Authorized to Sign Report

July 27, 1995
Date of Signature

The Reports of Condition and Income are to be prepared in accordance with Federal regulatory authority instructions. NOTE: These instructions may in some cases differ from generally accepted accounting principles.

We, the undersigned directors (trustees), attest to the correctness of this Report of Condition (including the supporting schedules) and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true and correct.

/s/ Richard D. Foggia
Director (Trustee)

/s/ Elaine B. Bartholome
Director (Trustee)

/s/ M.R. Empey
Director (Trustee)

FOR BANKS SUBMITTING HARD COPY REPORT FORMS:

STATE MEMBER BANKS: Return the original and one copy to the appropriate Federal Reserve District Bank.

STATE NONMEMBER BANKS: Return the original only in the special return address envelope provided. If express mail is used in lieu of the special return address envelope, return the original only to the FDIC, c/o Quality Data Systems, 2127 Espey Court, Suite 204, Crofton, MD 21114.

NATIONAL BANKS: Return the original only in special return address envelope provided. If express mail is used in lieu of the special return address envelope, return the original only to FDIC, c/o Quality Data Systems, 2127 Espey Court, Suite 204, Crofton, MD 21114.

FDIC Certificate Number  25286 (RCR: 9050)

Banks should affix the address label in this space.

Norwest Bank Arizona, N.A.
Legal Title of Bank

3300 North Central Avenue
City

Phoenix, AZ 85012
State Abbrev. Zip Code

NORWEST BANK ARIZONA, N.A.     Call Date: 06/30/95    ST-BK: 040114   FFIEC 032
3300 N. CENTRAL AVENUE         Vendor ID: D           Cert: 25286
PHOENIX, AZ 85012

Transit Number 12210265

CONSOLIDATED REPORT OF INCOME
FOR THE PERIOD JANUARY 1, 1995 - JUNE 30, 1995

ALL REPORT OF INCOME SCHEDULES ARE TO BE REPORTED ON A CALENDAR YEAR-TO-DATE BASIS IN THOUSANDS OF DOLLARS.

SCHEDULE RI - INCOME STATEMENT

                                                     Dollar Amounts in Thousands

1. Interest Income:
   a. Interest and fee income on loans:
      (1) Loans secured by real estate                                    47,993
      (2) Loans to finance agricultural production and
          other loans to farmers                                            (159)
      (3) Commercial and industrial loans                                  9,764
      (4) Loans to individuals for household, family, and
          other personal expenditures:
          (a) Credit card and related plans                                8,718
          (b) Other                                                        6,150
      (5) Loans to foreign governments and official institutions               0
      (6) Obligations (other than securities and leases) of
          states and political subdivisions in the U.S.
          (a) Taxable obligations                                              0
          (b) Tax-exempt obligations                                         119
      (7) All other loans                                                      0
   b. Income from lease financing receivables:
      (1) Taxable leases                                                     280
      (2) Tax-exempt leases                                                    0
   c. Interest income on balances due from depository institutions(1)          0
   d. Interest and dividend income on securities:
      (1) U.S Treasury securities and U.S. Government agency and
          corporation obligations                                         36,998
      (2) Securities issued by states and political subdivisions in the U.S.:
          (a) Taxable securities                                               0
          (b) Tax-exempt securities                                            0
      (3) Other domestic debt securities                                     382
      (4) Foreign debt securities                                              0
      (5) Equity securities (including investments in mutual funds)          463
   e. Interest income from trading assets                                      0
   f. Interest income on federal funds sold and securities purchased
      under agreements to resell                                           9,064
   g. Total interest income (sum of items 1.a through 1.f)               119,772


(1) Includes interest income on time certificates of deposit not held for trading.


2. Interest expense:
   a. Interest on deposits:
      (1) Transaction accounts (NOW accounts, ATS accounts, and
          telephone and preauthorized transfer accounts)                   2,601
      (2) Nontransactional accounts:
          (a) Money market deposit accounts (MMDAs)                       13,656
          (b) Other savings deposits                                       1,403
          (c) Time certificates of deposit of $100,000 or more             2,670
          (d) All other time deposits                                     20,098
   b. Expense of federal funds purchased and securities sold under
      agreements to repurchase                                             1,447
   c. Interest on demand notes issued to the U.S. Treasury, trading
      liabilities, and on other borrowed money                                 5
   d. Interest on mortgage indebtedness and obligations under
      capitalized leases                                                      10
   e. Interest on subordinated notes and debentures                          604
   f. Total interest expense (sum of items 2.a through 2.e)               42,494
3. Net interest income (item 1.g minus 2.f)                                           77,278
4. Provisions:
   a. Provision for loan and lease losses                                              9,281
   b. Provision for allocated transfer risk                                                0
5. Noninterest income:
   a. Income from fiduciary activities                                       883
   b. Service charges on deposit accounts                                  7,236
   c. Trading gains (losses) and fees from foreign exchange
      transactions                                                            15
   d. Other foreign transaction gains (losses)                                 0
   e. Other gains (losses) and fees from trading assets and
      liabilities                                                              0
   f. Other noninterest income:
      (1) Other fee income                                                 4,100
      (2) All other noninterest income*                                    1,492
   g. Total noninterest income (sum of items 5.a through 5.f)                          13,726
6. a. Realized gains (losses) on held-to-maturity securities                           (2,235)
   b. Realized gains (losses) on available-for-sale securities                              0
7. Noninterest expense:
   a. Salaries and employee benefits                                      23,863
   b. Expenses of premises and fixed assets (net of rental income)
      (excluding salaries and employee benefits and mortgage interest)    10,448
   c. Other noninterest expense*                                          43,339
   d. Total noninterest expense (sum of 7.a through 7.c)                               77,650
8. Income (loss) before income taxes and extraordinary items and other adjustments (item 3 plus or minus items 4.a, 4.b, 5.g,
   6.a, 6.b, and 7.d)                                                                   1,838
9. Applicable income taxes (on item 8)                                                  2,511
10.Income (loss) before extraordinary items and other adjustments
   (item 8 minus 9)                                                                      (673)
11.Extraordinary items and other adjustments:
   a. Extraordinary items and other adjustments, gross of income taxes*        0
   b. Applicable income taxes (on item 11.a)*                                  0
   c. Extraordinary items and other adjustments, net of income taxes
      (item 11.a minus 11.b)                                                                0
12.Net income (loss)(sum of items 10 and 11.c)                                           (673)

* Describe on Schedule RI-E - Explanations


SCHEDULE RI - CONTINUED

                                                     Dollar Amounts in Thousands
Memoranda
1. Interest expense incurred to carry tax-exempt securities, loans, and leases acquired after August 7, 1986, that is
   not deductible for federal income tax purposes                              8
2. Income from the sale and servicing of mutual funds and annuities
   (included in Schedule RI, item 8)                                           0
3. Estimated foreign tax credit included in applicable income taxes,
   items 9 and 11.b above                                                      0
4. Number of full-time equivalent employees on payroll at end of
   current period (rounded to nearest whole number)                        1,310
5.-6. Not applicable
7. If the reporting bank has restated its balance sheet as a result of applying pushed accounting this calendar year, report the date
   of the bank's aquisition                                                  N/A
8. Trading revenue (from cash instruments and off-balance sheet derivative instruments)(included in Schedule RI, items 5.c and 5.e):
   a. Interest rate exposure                                                   0
   b. Foreign exchange exposure                                                0
   c. Equity security and index exposures                                      0
   d. Commodity and other exposures                                            0
9. Impact on income of off-balance sheet derivatives held for purposes other than trading:
   a. Net increase (decrease) to interest income                               0
   b. Net (increase) decrease to interest expense                              0
   c. Other (noninterest) allocations                                          0


SCHEDULE RI-A - CHANGES IN EQUITY CAPITAL

Indicate decreases and losses in parentheses.

                                                     Dollar Amounts in Thousands

1. Total equity capital originally reported in the December 31, 1994
   Reports of Condition and Income                                       122,695
2. Equity capital adjustments from amended Reports of Income, net*             0
3. Amended balance end of previous calendar year (sum of items 1 and 2)  122,695
4. Net income (loss) (must equal Schedule RI, item 12)                      (673)
5. Sale, conversion, acquisition, or retirement of capital stock, net          0
6. Changes incident to business combinations, net                        170,873
7. LESS: Cash dividends declared on preferred stock                            0
8. LESS: Cash dividends declared on common stock                               0
9. Cumulative effect of changes in accounting principles from prior
   years* (see instructions for this schedule)                                 0
10.Corrections of material accounting errors from prior years* (see
   intructions for this schedule)                                         (9,686)
11.Change in net unrealized holding gains (losses) on
   available-for-sale securities                                          30,275
12.Other transactions with parent holding company* (not included in
   item 5, 7, or 8 above)                                                      0
13.Total equity capital end of current period (sum of items 3 through
   12) (must equal Schedule RC item 28)                                  313,484

* Describe on Schedule RI-E - Explanations


SCHEDULE RI-B - CHARGE-OFFS AND RECOVERIES AND CHANGES
                IN ALLOWANCE FOR LOAN AND LEASE LOSSES

PART I. CHARGE-OFFS AND RECOVERIES ON LOANS AND LEASES


Part I excludes charge-offs and recoveries through the allocated transfer risk reserve.

                                                                 Dollar Amounts in Thousands

                                                                    Calendar year-to-date
                                                                     (Column A)   (Column B)
                                                                    Charge-offs   Recoveries


1. Loans secured by real estate:
   a. To U.S. addressees (domicile)                                     1,800          333
   b. To non-U.S. addressees (domicile)                                     0            0
2. Loans to depository institutions and acceptances of other banks:
   a. To U.S. banks and other U.S. depository institutions                  0            0
   b. To foreign banks                                                      0            0
3. Loans to finance agricultural production and other loans to farmers      0            0
4. Commercial and industrial loans:
   a. To U.S. addressees (domicile)                                     7,085          489
   b. To non-U.S. addressees (domicile)                                     0            0
5. Loans to individuals for household, family, and other personal expenditures:
   a. Credit cards and related plans                                    1,214          214
   b. Other (includes single payment, installment, and all student
      loans)                                                              931        1,018
6. Loans to foreign governments and official institutions                   0            0
7. All other loans                                                         50            1
8. Lease financing receivables:
   a. Of U.S. addressees (domicile)                                         0            1
   b. Of non-U.S. addressees (domicile)                                     0            0
9. Total (sum of items 1 through 8)                                    11,080        2,056


Memoranda                                                        Dollar Amounts in Thousands

                                                                    Calendar year-to-date
                                                                     (Column A)   (Column B)
                                                                    Charge-offs   Recoveries


1.- 3. Not applicable
4. Loans to finance commercial real estate, construction, and land development activities (not secured by real estate)
   included in Schedule RI-B, part I, items 4 and 7, above                  0            0
5. Loans secured by real estate (sum of Memorandum items 5.a through 5.e must equal sum of Schedule RI-B, part I, item
   1.a and 1.b, above):
   a. Construction and land development                                     0            0
   b. Secured by farmland                                                   0           18
   c. Secured by 1-4 family residential properties:
      (1) Revolving, open-end loans secured by 1-4 family residential
          properties and extended under lines of credit                   153           18
      (2) All other loans secured by 1-4 family residential properties  1,473          195
   d. Secured by multifamily (5 or more) residential properties             0           53
   e. Secured by nonfarm nonresidential properties                        174           49


PART II. CHANGES IN ALLOWANCE FOR LOAN AND LEASE LOSSES

                                                     Dollar Amounts in Thousands

1. Balance originally reported in the December 31, 1994, Reports
   of Condition and Income                                                25,747
2. Recoveries (must equal part I, item 9, column B above)                  2,056
3. LESS: Charge-offs (must equal part I, item 9, column A above)          11,080
4. Provision for loan and lease losses (must equal Schedule RI,
   item 4.a)                                                               9,281
5. Adjustments* (see instructions for this schedule)                      12,249
6. Balance end of current period (sum of items 1 through 5) (must
   equal Schedule RC, item 4.b)                                           38,253

*    Describe on Schedule RI-E - Explanations.

SCHEDULE RI-C - APPLICABLE INCOME TAXES BY TAXING AUTHORITY

Schedule RI-C to be reported with the December Report of Income

                                                     Dollar Amounts in Thousands

1. Federal                                                                   N/A
2. State and local                                                           N/A
3. Foreign                                                                   N/A
4. Total (sum of items 1 through 3) (must equal sum of Schedule RI,
   item 9 and 11.b)                                                            0
5. Deferred portion of item 4                                      N/A



SCHEDULE RI-E - EXPLANATIONS

SCHEDULE RI-E IS TO BE COMPLETED EACH QUARTER ON A CALENDAR YEAR-TO-DATE BASIS.

Detail all adjustments in Schedules RI-A and RI-B, all extraordinary items and other adjustments in Schedule RI, and all significant items of other noninterest income and other noninterest expense in Schedule RI. (See instructions for details.)


                                                     Dollar Amounts in Thousands

1. All other noninterest income (from Schedule RI, item 5.f.(2))
   Report amounts that exceed 10% of Schedule RI, item 5.f.(2):
   a. Net gains on other real estate owned                                   354
   b. Net gains on sales of loans                                            N/A
   c. Net gains on sales of premises and fixed assets                        N/A
   Itemize and describe the three largest other amounts that exceed 10%
   of Schedule RI, item 5.f.(2):
   d. SECURITY LOAN FEE INCOME                                               422
   e. EARNING'S CREDIT ON OFFICIAL CHECKS                                    282
   f. CREDIT CARD NEW ACCOUNT REFFEREL FEE                                   155
2. Other noninterest expense (from Schedule RI, item 7.c):
   a. Amortization expense of intangible assets                            3,135
   Report amounts that exeed 10% of Schedule RI, item 7.c:
   b. Net losses on other real estate owned                                  N/A
   c. Net losses on sales of loans                                             0
   d. Net losses on sales of premises and fixed assets                       113
   Itemize and describe the three largest other amounts that exceed 10%
   of Schedule RI, item 7.c:
   e. CONTRACT PAYMENT TO AFFILIATE                                        9,428
   f. OTHER PROCESSING FEES                                                4,301
   g. WRITEDOWN OF VACATED SPACE & PREMISE                                 3,933
3. Extraordinary items and other adjustments (from Schedule RI, item
   11.a) and applicable income tax effect (from Schedule RI, item 11.b)
   (itemize and describe all extraordinary items and other adjustments):
   a. (1)                                                                      0
      (2) Applicable income tax effect                             0
   b. (1)                                                                      0
      (2) Applicable income tax effect                             0
   c. (1)                                                                      0
      (2) Applicable income tax effect                             0
4. Equity capital adjustments from amended Reports of Income (from
   Schedule RI-A, item 2) (itemize and describe all adjustments)
   a.                                                                        N/A
   b.                                                                        N/A
5. Cumulative effect of changes in accounting principles from prior years
   (from Schedule RI-A, item 9) (itemize and describe all changes in accounting principles):
      TEXT
   a.                                                                        N/A
   b.                                                                        N/A
6. Corrections of material accounting errors from prior years (from
   Schedule RI-A, item 10)(itemize and describe all corrections):
   a. CHANGE IN EST LIFE INTANGIBLE ASSET                                  9,686
   b.                                                                        N/A
7. Other transactions with parent holding company (from Schedule RI-A, item 12) (itemize and describe all such transactions):
   a.                                                                        N/A
   b.                                                                        N/A
8. Adjustments to allowance for loan and lease losses (from Schedule
   RI-B, part II, item 5)(itemize and describe all adjustments):
   a. BUSINESS COMBINATION                                                12,262
   b. SECURITIZATION LOAN POOL                                               (13)
9. Other explanations (the space below is provided for the bank to briefly describe, at its option, any other significant items affecting the Report of Income):
   No Comment      [X]
   Other explanations (please type or print clearly):
      TEXT (70 characters per line)



CONSOLIDATED REPORT OF CONDITION FOR INSURED COMMERCIAL AND STATE-CHARTERED SAVINGS BANKS FOR JUNE 30, 1995

ALL SCHEDULES ARE TO BE REPORTED IN THOUSANDS OF DOLLARS. UNLESS OTHERWISE INDICATED, REPORT THE AMOUNT OUTSTANDING AS OF THE LAST BUSINESS DAY OF THAT QUARTER.


SCHEDULE RC - BALANCE SHEET

                                                     Dollar Amounts in Thousands

ASSETS

1. Cash and balances due from depository institutions (from Schedule
   RC-A):
   a. Noninterest-bearing balances and currency and coin (1)             240,768
   b. Interest-bearing balances (2)                                           55
2. Securities:
   a. Held-to-maturity securities (from Schedule RC-B, column A)             520
   b. Available-for-sale securities (from Schedule RC-B, column D)       986,571
3. Federal funds sold and securities purchased under agreements to resell:
   a. Federal funds sold                                                 376,225
   b. Securities purchased under agreements to resell                    157,581
4. Loans and lease financing receivables:
   a. Loans and leases, net of unearned income
      (from Schedule RC-C)                                 1,815,953
   b. LESS: Allowance for loan and lease losses               38,253
   c. LESS: Allocated transfer risk reserve                        0
   d. Loans and leases, net of unearned income, allowance
      and reserve (item 4.a minus 4.b and 4.c)                         1,777,700
5. Trading assets (from Schedule RC-D)                                         0
6. Premises and fixed assets (including capitalized leases)               43,519
7. Other real estate owned (from Schedule RC-M)                            3,235
8. Investments in unconsolidated subsidiaries and associated companies
   (from Schedule RC-M)                                                        0
9. Customers' liability to this bank on acceptances outstanding              651
10.Intangible assets (from Schedule RC-M)                                      0
11.Other assets (from Schedule RC-F)                                      21,713
12.Total assets (sum of items 1 through 11)                            3,608,538

(1) Includes cash items in process of collection and unposted debits.
(2) Includes time certificates of deposit not held for trading.



SCHEDULE RC - CONTINUED

                                                     Dollar Amounts in Thousands

LIABILITIES

13.Deposits:
   a. In domestic offices (sum of totals of columns A and C from
      Schedule RC-E)                                                   3,171,623
      (1) Noninterest-bearing (1)                     652,210
      (2) Interest-bearing                          2,519,413
   b. In foreign offices, Edge and Agreement subsidiaries, and IBF's
      (1) Noninterest-bearing
      (2) Interest-bearing
14.Federal funds purchased and securities sold under agreements to repurchase:
   a. Federal funds purchased                                             18,884
   b. Securities sold under agreements to repurchase                           0
15.a.Demand notes issued to the U.S. Treasury                                  0
   b. Trading liabilities (from Schedule RC-D)                                 0
16.Other borrowed money:
   a. With original maturity of one year or less                           6,816
   b. With original maturity of more than one year                             0
17.Mortgage indebtedness and obligations under capitalized leases             97
18.Bank's liability on acceptances executed and outstanding                  651
19.Subordinated notes and debentures                                      20,000
20.Other liabilities (from Schedule RC-G)                                 76,983
21.Total liabilities (sum of items 13 through 20)                      3,295,054

22.Limited-life preferred stock and related surplus                            0

EQUITY CAPITAL

23.Perpetual preferred stock and related surplus                               0
24.Common stock                                                           40,000
25.Surplus (exclude all surplus related to preferred stock)              307,494
26.a. Undivided profits and capital reserves                             (36,393)
   b. Net unrealized holding gains (losses) on available-for-sale
      securities                                                           2,383
27.Cumulative foreign currency translation adjustments
28.Total equity capital (sum of items 23 through 27)                     313,484
29.Total liabilities, limited-life preferred stock, and equity capital
   (sum of items 21, 22, and 28)                                       3,608,538

Memorandum

To be reported only with the March Report of Condition.
1. Indicate in the box at the right the number of the statement below that best describes the most comprehensive level of auditing work performed
   for the bank by independent auditors as of any date during 1994           N/A



1 = Independent audit of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the bank.
2 = Independent audit of the bank's parent holding company conductd in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the consolidated holding company (but not on the bank separately)
3 = Directors' examination of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm (may be required by state chartering authority)
4 = Directors' examination of the bank performed by other external auditors (may be required by state chartering authority)
5 =  Review of the bank's financial statements by external auditors
6 =  Compilation of the bank's financial statements by external auditors
7 =  Other audit procedures (excluding tax preparation work)
8 =  No external audit work

(1) Includes total demand deposits and noninterest-bearing time and savings deposits.

SCHEDULE RC-A - CASH AND BALANCES DUE FROM DEPOSITORY INSTITUTIONS

Exclude assets held for trading.

                                                     Dollar Amounts in Thousands

1. Cash items in process of collection, unposted debits, and currency and coin:
   a. Cash items in process of collection and unposted debits             30,899
   b. Currency and coin                                                   36,064
2. Balance due from depository institutions in the U.S.:
   a. U.S. branches and agencies of foreign banks                              0
   b. Other commercial banks in the U.S. and other depository
      institutions in the U.S.                                           109,789
3. Balances due from banks in foreign countries and foreign central banks:
   a. Foreign branches of other U.S. banks                                     0
   b. Other banks in foreign countries and foreign central banks               0
4. Balances due from Federal Reserve Banks                                64,071
5. Total (sum of items 1 through 4)(must equal Schedule RC, sum of
   items 1.a and 1.b)                                                    240,823

Memorandum                                           Dollar Amounts in Thousands

1. Noninterest-bearing balances due from commercial banks in the U.S.
   (included in items 2.a and 2.b above)                                 109,734



SCHEDULE RC-B - SECURITIES

Exclude assets held for trading.

                                                     Dollar Amounts in Thousands

                                  Held-to-maturity             Available-for-sale
                             (Column A)     (Column B)     (Column C)     (Column D)
                           Amortized Cost   Fair Value   Amortized Cost  Fair Value(1)

1. U.S. Treasury securities          0             0           40,014       39,820
2. U.S. Government agency
   and corporate obligations
   (exclude mortgage-backed
   securities):
   a. Issued by U.S. Government
      agencies (2)                   0              0           5,484        5,660
   b. Issued by U.S. Government-
      sponsored agencies (3)         0              0               0            0


(1) Includes equity securities without readily determinable fair values at historical cost in item 6.c, column D.

(2)  Includes Small Business Administration 'Guaranteed Loan Pool Certificates,'
     U.S. Maritime Administration obligations, and Export-1 participation certificates.

(3) Includes obligations (other than mortgage-backed securities) issued by the Farm Credit System, the Federal Home Loan Bank system Home Loan Mortgage
     Corporation, the Federal National Mortgage Association, the Financing
     Corporation, Resolution Funding Corporation, Student Loan Marketing
     Association, and the Tennessee Valley Authority.


SCHEDULE RC-B CONTINUED



                                                     Dollar Amounts in Thousands

                                  Held-to-maturity             Available-for-sale
                             (Column A)     (Column B)     (Column C)     (Column D)
                           Amortized Cost   Fair Value   Amortized Cost  Fair Value(1)

3. Securities issued by states
   and political subdivisions
   in the U.S.:
   a. General obligations            0              0               0            0
   b. Revenue obligations            0              0               0            0
   c. Industrial development
      and similar obligations      520            515               0            0
4. Mortgage-backed securities
   (MBS):
   a. Pass-through securities:
      (1) Guaranteed by GNMA         0              0         257,761      261,294
      (2) Issued by FNMA and
          FHLMC                      0              0         646,789      647,178
      (3) Other pass-through
          securities                 0              0               0            0
   b. Other mortgage-backed
      securities (including CMO's
      REMICS, and stripped
      MBS):
      (1) Issued or guaranteed
          by FNMA, FHLMC, or
          GNMA                       0              0           1,903        1,942
      (2) Collateralized by
          MBS issued or
          guaranteed by FNMA,
          FHLMC, or GNMA             0              0               0            0
      (3) All other mortgage
          backed securities          0              0          11,092       10,874
5. Other debt securities:
   a. Other domestic debt
      securities                     0              0               0            0
   b. Foreign debt securities        0              0               0            0
6. Equity securities:
   a. Investment in mutual
      funds                                                         0            0
   b. Other equity securities
      with readily determinable
      fair values                                                   0            0
   c. All other equity
      securities(1)                                            19,803       19,803
7. Total (sum of items 1 through
   6)(total of Column A must
   equal Schedule RC item 2.a)
   (total of column D must equal
   Schedule RC, item 2.b)          520            515         982,846      986,571


(1) Includes equity securities without readily determinable fair values at historical cost in item 6.c, column D.


SCHEDULE RC-B - CONTINUED

Memoranda

                                                     Dollar Amounts in Thousands

1. Pledged securities(2)                                                 183,093
2. Maturity and repricing data for debt securities (2,3,4)(excluding those in nonaccrual status):
   a. Fixed rate debt securities with a remaining maturity of:
      (1) Three months or less                                            26,674
      (2) Over three months through 12 months                             12,149
      (3) Over one year through five years                                 8,002
      (4) Over five years                                                530,141
      (5) Total fixed rate debt securities (sum of Memorandum items
          2.a.(1) through 2.a.(4))                                       576,966
   b. Floating rate debt securities with a repricing frequency of:
      (1) Quarterly or more frequently                                   129,028
      (2) Annually or more frequently, but less frequently than
          quarterly                                                      261,294
      (3) Every five years or more frequently, but less frequently
          than annually                                                        0
      (4) Less frequently than every five years                                0
      (5) Total floating rate debt securities (sum of Memorandum items
          2.b.(1) through 2.b.(4))                                       390,322
   c. Total debt securities (sum of Memorandum items 2.a.(5) and
      2.b.(5))(must equal total debt securities from Schedule RC-B, sum of items 1 through 5, columns A and D, minus nonaccrual
      debt securities included in Schedule RC-N, item 9, column C)       967,288
3. Not applicable
4. Held-to-maturity debt securities restructured and in compliance with modified terms (included in Schedule RC-B, items 3 through 5, column
   A, above)                                                                   0
5. Not applicable
6. Floating rate debt securities with a remaining maturity of one year or
   less (2)(included in Memorandum item 2.b.(5) above)                         0
7. Amortized cost of held-to-maturity securities sold or transferred to available-for-sale or trading securities during the calendar year-to-date
   (report the amortized cost at date of sale or transfer)                     0
8. High-risk mortgage securities (included in the held-to-maturity and available-for-sale accounts in Schedule RC-B, item 4.b):
   a. Amortized cost                                                           0
   b. Fair value                                                               0
9. Structured notes (included in the held-to-maturity and available-for-sale accounts in Schedule RC-B, items 2, 3, and 5):
   a. Amortized cost                                                       2,984
   b. Fair value                                                           3,012


(2) Includes held-to-maturity securities at amortized cost and available-for-sale securities at fair value.

(3) Exclude equity securities, e.g., investments in mutual funds, Federal Reserve stock, common stock, and preferred stock.

(4) Memorandum item 2 is not applicable to savings banks that must complete supplemental Schedule RC-J.



SCHEDULE RC-C - LOANS AND LEASE FINANCING RECEIVABLES

PART I. LOANS AND LEASES

Do not deduct the allowance for loan and lease losses from amounts reported in this Schedule. Report total loans and leases, net of unearned income. Exclude assets held for trading.


                                                     Dollar Amounts in Thousands

1. Loans secured by real estate:
   a. Construction and land development                                   93,072
   b. Secured by farmland (including farm residential and other
      improvements)                                                        3,789
   c. Secured by 1-4 family residential properties:
      (1) Revolving, open-end loans secured by 1-4 family residential
          properties and extended under lines of credit                  138,082
      (2) All other loans secured by 1-4 family residential properties:
          (a) Secured by first liens                                     669,504
          (b) Secured by junior liens                                    158,517
   d. Secured by multifamily (5 or more) residential properties           38,050
   e. Secured by nonfarm nonresidential properties                       191,146
2. Loans to depository institutions:
   a. To commercial banks in the U.S.:
      (1) To U.S. branches and agencies of foreign banks                       0
      (2) To other commercial banks in the U.S.                                0
   b. To other depository institutions in the U.S.                             0
   c. To banks in foreign countries:
      (1) To foreign branches of other U.S. banks                              0
      (2) To other banks in foreign countries                                  0
3. Loans to finance agricultural production and other loans to farmers       609
4. Commercial and industrial loans:
   a. To U.S. addressees (domicile)                                      199,787
   b. To non-U.S. addressees (domicile)                                        0
5. Acceptances of other banks:
   a. Of U.S. banks                                                           30
   b. Of foreign banks                                                         0
6. Loans to individuals for household, family, and other personal expenditures (i.e., consumer loans)(includes purchased paper):
   a. Credit cards and related plans (includes check credit and other
      revolving credit plans)                                            142,424
   b. Other (includes single payment, installment, and all student
      loans)                                                             155,248
7. Loans to foreign government and official institutions (including
   foreign central banks)                                                      0
8. Obligations (other than securities and leases) of states and political subdivisions in the U.S. (includes nonrated industrial
   development obligations)                                               14,275
9. Other Loans:
   a. Loans for purchasing or carrying securities (secured and unsecured)  6,825
   b. All other loans (exclude consumer loans)                             4,506
10.Lease financing receivables (net of unearned income):
   a. Of U.S. addressees (domicile)                                           89
   b. Of non-U.S. addressees (domicile)                                        0
11.LESS:Any unearned income on loans reflected in items 1-9 above              0
12.Total loans and leases, net of unearned income (sum of items 1 through
   10 minus item 11)(must equal Schedule RC, item 4.a)                 1,815,953



SCHEDULE RC-C - CONTINUED

PART I. CONTINUED

                                                     Dollar Amounts in Thousands

Memoranda

1. Commercial paper included in Schedule RC-C part I, above                    0
2. Loans and Leases restructured and in compliance with modified terms
   (included in Schedule RC-C, part I, above, and not reported as past due or nonaccrual in Schedule RC-N, Memorandum item 1):
   a. Loans secured by real estate:
      (1) To U.S. addressees (domicile)                                        0
      (2) To non-U.S. addressees (domicile)
   b. All other loans and lease financing receivables (exclude loans to individuals for household, family, and other personal expenditures) 0
   c. Commercial and industrial loans to and lease financing receivables of non-U.S. addressees (domicile) included in Memorandum item 2.b above 0
3. Maturity and repricing data for loans and leases(1) (excluding those in nonaccrual status):
   a. Fixed rate loans and leases with a remaining maturity of:
      (1) Three months or less                                             7,483
      (2) Over three months through 12 months                             41,522
      (3) Over one year through five years                               304,248
      (4) Over five years                                                429,852
      (5) Total fixed rate loans and leases (sum of Memorandum items
          3.a.(1) through 3.a.(4))                                       783,105
   b. Floating rate loans with a repricing frequency of:
      (1) Quarterly or more frequently                                   704,500
      (2) Annually or more frequently, but less frequently than
          quarterly                                                      301,469
      (3) Every five years or more frequently, but less frequently
          than annually                                                    8,784
      (4) Less frequently than every five years                                0
      (5) Total floating rate loans (sum of Memorandum items 3.b.(1)
          through 3.b.(4))                                             1,014,753
   c. Total loans and leases (sum of Memorandum items 3.a.(5) and
      3.b.(5))(must equal the sum of total loans and leases, net, from
      Schedule RC-C, part I, item 12, plus unearned income from Schedule
      RC-C, part I, item 11, minus total nonaccrual loans and leases from
      Schedule RC-N sum of items 1 through 8, column C)                1,797,858
4. Loans to finance commercial real estate, construction, and land development activities (not secured by real estate) included in
   Schedule RC-C, part I, items 4 and 9.b, page RC-6 (2)                  30,195
5. Loans and leases held for sale (included in Schedule RC-C, part I,
   above)                                                                      0
6. Adjustable rate closed-end loans secured by first liens on 1-4 family residential properties (included in Schedule RC-C, part I, item
   1.c.(2)(a), page RC-6)                                                387,456


(1) Memorandum item 3 is not applicable to savings banks that must complete supplemental Schedule RC-J.

(2)  Exclude loans secured by real estate that are included in Schedule RC-C, part I, items 1.a through 1.e.



SCHEDULE RC-C - CONTINUED

PART II. LOANS TO SMALL BUSINESSES AND SMALL FARMS

SCHEDULE RC-C, PART II IS TO BE REPORTED ONLY WITH THE JUNE REPORT OF CONDITION.

Report the number and amount currently outstanding as of June 30 of business loans with "original amounts" of $1,000,000 or less and farm loans with "original amounts" of $500,000 or less. The following guidelines should be used to determine the "original amount" of a loan: (1) For loans drawn down under lines of credit or loan commitments, the "original amount" of the loan is the size of the line of credit or loan commitment when the line of credit or loan commitment was most recently approved, extended, or renewed prior to the report date. However, if the amount currently outstanding as of the report date exceeds this size, the "original amount" is the amount currently outstanding on the report date. (2) For loan participations and syndications, the "original amount" of the loan participation or syndication is the entire amount of credit originated by the lead lender. (3) For all other loans, the "original amount" is the total amount of the loan at origination or the amount currently outstanding as of the report date, whichever is larger.

LOANS TO SMALL BUSINESSES

1. Indicate in the appropriate box at the right whether all or substantially all of the dollar volume of your bank's "Loans secured by nonfarm nonresidential properties" reported in Schedule RC-C, part I, item 1.e, and all or substantially all of the dollar volume of your bank's "Commercial and industrial loans to U.S. addressees" reported in Schedule RC-C, part I, item 4.a, have original amounts of $100,000 or less (If your bank has no loans outstanding in BOTH of these two loan categories, place an "X" in the box marked "NO" and go to item 5; otherwise, see instructions for further
     information                                           _____________      NO

If YES, complete items 2.a and 2.b below, skip items 3 and 4, and go to item 5. If NO, and your bank has loans outstanding in either loan category, skip items 2.a and 2.b, complete items 3 and 4 below, and go to item 5.


2. Report the total number of loans currently outstanding for each     Number of
   of the following Schedule RC-C, part I, loan categories:                Loans
   a. "Loans secured by nonfarm nonresidential properties" reported
      in Schedule RC-C, part I, item 1.e                                     N/A
   b. "Commercial and industrial loans to U.S. addressees" reported
      in Schedule RC-C, part I, item 4.a                                     N/A



                                                                     Dollar Amounts in Thousands


                                                                     (Column A)     (Column B)
                                                                      Number of  Amount Currently
                                                                       Loans        Outstanding

3. Number and amount currently outstanding of "Loans secured by nonfarm nonresidential properties" reported in Schedule RC-C, part I, item 1.e (sum of items 3.a through 3.c must be less than or equal to Schedule RC-C, part I, item 1.e):
   a. With original amounts of $100,000 or less                           134        7,411
   b. With original amounts of more than $100,000 through $250,000        159       18,344
   c. With original amounts of more than $250,000 through $1,000,000      187       72,341
4. Number and amount currently outstanding of "Commercial and industrial loans to U.S. addressees" reported in Schedule RC-C, part I, item 4.a (sum of items 4.a through 4.c must be less than or equal to Schedule RC-C, part I, item 4.a):
   a. With original amounts of $100,000 or less                           966       21,358
   b. With original amounts of more than $100,000 through $250,000        219       18,301
   c. With original amounts of more than $250,000 through $1,000,000      178       44,395


AGRICULTURAL LOANS TO SMALL FARMS

5. Indicate in the appropriate box at the right whether all or substantially all of the dollar volume of your bank's "Loans secured by farmland (including farm residential and other
   improvements)" reported in Schedule RC-C, part I, item 1.b, and all or substantially all of the dollar volume of your bank's
   "Loans to finance agricultural production and other loans to farmers"
   reported in Schedule RC-C, part I, item 3, have original amounts of
   $100,000 or less (If your bank has no loans outstanding in BOTH of these two loan categories, place an "X" in the box marked "NO" and do not complete items 7 and 8; otherwise, see instructions for
   further information)                               _____________                  NO

If YES, complete items 6.a and 6.b below and do not complete items 7 and 8.
If NO, and your bank has loans outstanding in either category, skip items
6.a and 6.b and complete items 7 and 8 below.

                                                                      Number of Loans

6. Report the total number of loans currently outstanding for each of the following Schedule RC-C, part I, loan categories:
   a. "Loans secured by farmland (including farm residential and other
      improvements)" reported in Schedule RC-C, part I, item 1.b             N/A
   b. "Loans to finance agricultural production and other loans to
      farmers" reported in Schedule RC-C, part I, item 3                     N/A


                                                                     Dollar Amounts in Thousands


                                                                     (Column A)     (Column B)
                                                                      Number of  Amount Currently
                                                                       Loans        Outstanding

7. Number and amount currently outstanding of "Loans secured by farmland (including farm residential and other improvements)"
   reported in Schedule RC-C, part I, item 1.b (sum of items 7.a through 7.c must be less than or equal to Schedule RC-C, part
   I, item 1.b):
   a. With original amounts of $100,000 or less                            11          121
   b. With original amounts of more than $100,000 through $250,000          2           81
   c. With original amounts of more than $250,000 through $500,000          3          385
8. Number and amount currently outstanding of "Loans to finance agricultural production and other loans to farmers" reported in
   Schedule RC-C, part I, item 3 (sum of items 8.a through 8.c must be less than or equal to Schedule RC-C, part I, item 3):
   a. With original amounts of $100,000 or less                             4           40
   b. With original amounts of more than $100,000 through $250,000          4          367
   c. With original amounts of more than $250,000 through $500,000          0            0



SCHEDULE RC-D TRADING ASSETS AND LIABILITIES

Schedule RC-D is to be completed by banks with $1 billion or more in total assets or with $2 billion or more in par/notional amount of off-balance sheet derivative contracts (as reported in Schedule RC-L, items 14.a through 14.e, columns A through D).

                                                     Dollar Amounts in Thousands

ASSETS

1. U.S. Treasury securities                                                  N/A
2. U.S. Government agency and corporation obligations (exclude
   mortgage-backed securities)                                               N/A
3. Securities issued by states and political subdivisions in the U.S.        N/A
4. Mortgage-backed securities (MBS):
   a. Pass-through securities issued or guaranteed by FNMA, FHLMC, or
      GNMA                                                                   N/A
   b. Other mortgage-backed securities issued or guaranteed by FNMA,
      FHLMC, or GNMA (include CMOs, REMICs, and stripped MBS)                N/A
   c. All other mortgage-backed securities                                   N/A
5. Other debt securities                                                     N/A
6. Certificates of deposit                                                   N/A
7. Commercial paper                                                          N/A
8. Bankers acceptances                                                       N/A
9. Other trading assets                                                      N/A
10.Not applicable
11.Revaluation gains on interest rate, foreign exchange rate, and other
   commodity and equity contracts                                            N/A
12.Total trading assets (sum of items 1 through 11)(must equal Schedule
   RC, item 5)                                                               N/A

LIABILITIES

13.Liability for short positions                                             N/A
14.Revaluation losses on interest rate, foreign exchange rate, and other
   commodity and equity contracts                                            N/A
15.Total trading liabilities (sum of items 13 and 14)(must equal Schedule
   RC, item 15.b)                                                            N/A




SCHEDULE RC-E - DEPOSIT LIABILITIES

                                                                            Dollar Amounts in Thousands

                                                       Transaction Accounts      Nontransaction Accounts
                                                    (Column A)       (Column B)          (Column C)
                                               Total transaction     Memo: Total           Total
                                              accounts (including  demand deposits     nontransaction
                                                  total demand      (included in          accounts
                                                    deposits)         column A)          (incl MMDAs)

Deposits of:
1. Individuals, partnerships and corporations          973,460           606,669            2,140,620
2. U.S. Government                                       4,418             4,418                    0
3. States and political subdivisions in the U.S.        14,543             5,763                3,222
4. Commercial banks in the U.S.                         14,508            14,508
   a. U.S. branches and agencies of foreign banks                                                   0
   b. Other commercial banks in the U.S.                                                            0
5. Other depository institutions in the U.S.            20,088            20,088                    0
6. Banks in foreign countries                                0                 0
   a. Foreign branches of other U.S. banks                                                          0
   b. Other banks in foreign countries                                                              0
7. Foreign governments, and official institutions
   (including foreign central banks)                         0                 0                    0
8. Certified and official checks                           764               764
9. Total (sum of items 1 through 8)(sum of columns
   A and C must equal Schedule RC, item 13.a)        1,027,781           652,210            2,143,842



                                                     Dollar Amounts in Thousands

Memoranda

1. Selected components of total deposits (i.e., sum of item 9, columns
   A and C)
   a. Total Individual Retirement Accounts (IRAs) and Keogh Plan
      accounts                                                           237,487
   b. Total brokered deposits                                                  0
   c. Fully insured brokered deposits (included in Memorandum item
      1.b above):
      (1) Issued in denominations of less than $100,000                        0
      (2) Issued either in denominations of $100,000 or in denominations greater than $100,000 and participated out by the broker in
          shares of $100,000 or less                                           0
   d. Total deposits denominated in foreign currencies                         0
   e. Preferred deposits (uninsured deposits of states and political subdivisions in the U.S. reported in item 3 above which are secured
      or collaterized as required under state law)                        13,175
2. Components of total nontransaction accounts (sum of Memorandum items 2.a through 2.d must equal item 9, column C, above):
   a. Savings deposits:
      (1) Money market deposit accounts (MMDAs)                          894,911
      (2) Other savings deposits (excludes MMDAs)                        153,528
   b. Total time deposits of less than $100,000                          980,456
   c. Time certificates of deposit of $100,000 or more                   114,947
   d. Open-account time deposits of $100,000 or more                           0
3. All NOW accounts (included in column A above)                         375,571





SCHEDULE RC-E - CONTINUED

                                                     Dollar Amounts in Thousands
Memoranda (Continued)

Deposit Totals for FDIC Insurance Assessments
4. Total deposits (sum of item 9, column A and item 9, column C)
     (must equal Schedule RC, item 13.a)                               3,171,623
   a. Total demand deposits (must equal item 9 column B)                 652,210
   b. Total time and savings deposits (1) (must equal item 9,
        column A plus item 9, column C, minus item 9, column B)        2,519,413

(1) For FDIC insurance assessment purposes, 'total time and savings deposits' consists of nontransaction accounts and all transaction accounts other than demand deposits.

                                                     Dollar Amounts in Thousands
5. Time deposits of less than $100,000 and open-account time deposits of $100,000 or more (included in Memorandum items 2.b and 2.d above)
   with a remaining maturity or repricing frequency of (1)
   a. Three months or less                                               258,837
   b. Over three months through 12 months (but not over 12 months)       224,007
6. Maturity and repricing data for time certificates of deposit of
   $100,000 or more: (1)
   a. Fixed rate time certificates of deposit of $100,000 or more with a remaining maturity of:
      (1) Three months or less                                            32,309
      (2) Over three months through 12 months                             33,576
      (3) Over one year through five years                                48,641
      (4) Over five years                                                    421
      (5) Total fixed rate time certificates of deposit of $100,000
          or more (sum of Memorandum itmes 6.a(1) through 6.a.(4)        114,947
   b. Floating rate time certificates of deposit of $100,000 or more with a repricing frequency of:
      (1) Quarterly or more frequently                                         0
      (2) Annually or more frequently, but less frequently than quarterly      0
      (3) Every five years or more frequently, but less frequently
          than annually                                                        0
      (4) Less frequently than every five years                                0
      (5) Total floating rate time certificates of deposit of $100,000
          or more (sum of Memorandum itmes 6.b.(1) through 6.b.(4))            0
   c. Total time certificates of deposit of $100,000 or more
      (sum of Memorandum items 6.a.(5) and 6.b.(5)) (must equal
      Memorandum item 2.c above)                                         114,947

(1) Memorandum items 5 and 6 are not applicable to savings banks that must complete supplemental Schedule RC-J.

SCHEDULE RC-F - OTHER ASSETS

                                                     Dollar Amounts in Thousands
1. Income earned, not collected on loans                                 11, 915
2. Net deferred tax assets (1)                                                 0
3. Excess residential mortgage servicing fees receivable                       0
4. Other (itemize and descibe amounts that exceed 25% of this item)        9,798
   TEXT
   a. INTEREST RECEIVABLE INVESTMENTS                            6,418
   b. ADVANCES AND RECEIVABLES                                   1,373
   c.                                                              N/A
5. Total (sum of items 1 through 4) (must equal Schedule RC, item 11)     21,713

Memorandum
                                                     Dollar Amounts in Thousands
1. Deffered tax assets disallowed for requlatory capital purposes              0

SCHEDULE RC-G - OTHER LIABILITIES
                                                     Dollar Amounts in Thousands
1. a. Interest accrued and unpaid on deposits (2)                          6,922
   b. Other expenses accrued and unpaid (includes accrued income
      taxes payable)                                                      40,340
2. Net deferred tax liabilities (1)                                        2,649
3. Minority interest in consolidated subsidiaries                              0
4. Other (itemize and describe amounts that exceed 25% of this item)      27,072
   TEXT
     a. CASHIER CHKS & ACCT PAY SETTLEMENT                       8,327
     b. CURRENT INCOME TAXES PAYABLE                             6,997
     c. ACCOUNTS PAYABLE - AFFILIATE                             9,428
5. Total (sum of items 1 through 4) (must equal Schedule RC, item 20)     76,983

(1) See discussion of deferred income taxes in Glossary entry on 'income taxes.'
(2) For savings banks, includes 'dividends' accrued and unpaid on deposits.

SCHEDULE RC-K - QUARTERLY AVERAGES (1)
                                                     Dollar Amounts in Thousands
ASSETS
1. Interest-bearing balances due from depository institutions                 55
2. U.S. Treasury securities and U.S. Government agency and
   corporation obligations (2)                                         1,072,388
3. Securities issued by states and political subdivisions in the U.S. (2)      0
4. a. Other debt securities (2)                                           15,433
   b. Equity securities (3) (includes investments in mutual funds
      and Federal Reserve stock)                                          17,522
5. Federal funds sold and securities purchased under
   agreements to resell                                                  473,542
6. Loans:
   a. Total loans                                                      1,832,785
   b. Loans secured by real estate                                     1,250,481
   c. Loans to finance agricultural production and other
      loans to farmers                                                       384
   d. Commercial and industrial loans                                    254,701
   e. Loans to individuals for household, family and other
      personal expenditures                                              303,969
7. Trading assets                                                              0
8. Lease financing receivables (net of unearned income)                    9,410
9. Total assets (4)                                                    3,644,495
LIABILITIES
10.Interest-bearing transaction accounts (NOW accounts, ATS accounts, and telephone and preauthorized transfer accounts) (exclude
   demand deposits)                                                      393,997
11.Nontransaction accounts:
   a. Money market deposits accounts (MMDAs)                             924,273
   b. Other savings deposits                                             156,330
   c. Time certificates of deposit of $100,000 or more                   101,570
   d. All other time deposits                                          1,008,420
12.Federal funds purchased and securities sold under
   agreements to repurchase                                               39,754
13.Other borrowed money                                                        0

(1) For all items, banks have the option of reporting either (1) an average of daily figures for the quarter or (2) an average of weekly figures (i.e., the Wednesday of each week of the quarter).

(2) Quarterly averages for all debt securities should be based on amortized cost.

(3) Quarterly averages for all equity securities should be based on historical cost.

(4) The quarterly averages for total assets should reflect all debt securities (not held for trading) at amortized cost, equity securities with determinable fair values at the lower of cost of fair value, and equity securities without readily determinable fair values at historical cost.

SCHEDULE RC-L - OFF-BALANCE SHEET ITEMS

Please read carefully the instructions for the preparation of Schedule RC-L. Some of the amounts reported in Schedule RC-L are regarded as volume indicators and not necessarily as measures of risk.

                                                     Dollar Amounts in Thousands
1. Unsued commitments:
   a. Revolving, open-end lines secured by 1-4 family residential
      properties, e.g., home equity lines                                152,856
   b. Credit card lines                                                        0
   c. Commercial real estate, contruction, and land development:
      (1) Commitments to fund loans secured by real estate               112,931
      (2) Commitments to fund loans not secured by real estate            16,536
   d. Securities underwriting                                                  0
   e. Other unused commitments                                           291,458
2. Financial standby letters of credit                                    13,712
   a. Amount of financial standby letters of credit
      conveyed to others                                            0
3. Performance standby letters of credit                                   1,528
   a. Amount of performance standby letters of credit
      conveyed to others                                            0
4. Commercial and similar letters of credit                                1,538
5. Participations in acceptances (as described in
   the instructions) conveyed to others by the reporting bank                  0
6. Participations in acceptances (as described in the instructions)
   acquired by the reporting (nonaccepting) bank                               0
7. Securities borrowed                                                         0
8. Securities lent (including customers' securities
   lent where the customer is indemnified against lost
   by the reporting bank)                                                531,871
9. Mortgages transferred (i.e., sold or swapped) with recourse that have been treated as sold for Call Report purposes:
   a. FNMA AND FHLMC residential mortgage loan pools:
      (1) Outstanding principal balance of mortgages transferred
          as of the report date                                                0
      (2) Amount of recourse exposure on these mortgages
          as of the report date                                                0
   b. Private (nongovernment-issued or -guaranteed) residential mortgage loan pools:
      (1) Outstanding principal balance of mortgages transferred
          as of the report date                                                0
      (2) Amount of recourse exposure on these mortgages as
          of the report date                                                   0
   c. Farmer Mac agricultural mortgage loan pools:
      (1) Outstanding principal balance of mortgages transferred
          as of the report date                                                0
      (2) Amount of recourse exposure on these mortgages as of
          the report date                                                      0
10.When-issued securities:
   a. Gross commitments to purchase                                            0
   b. Gross commitments to sell                                                0
11.Spot foreign exchange contracts                                             0
12.All other off-balance sheet liabilities (exclude off-balance sheet derivatives) (itemize and describe each component of this
   item over 25% of Schedule RC, item 28, 'Total equity capital')              0
   a.                                                             N/A
   b.                                                             N/A
   c.                                                             N/A
   d.                                                             N/A
13.All other off-balance sheet assets (exclude off-balance sheet derivatives)(itemize and describe each component of this item
   over 25% Schedule RC, item 28., 'Total equity capital')                     0
   a.                                                             N/A
   b.                                                             N/A
   c.                                                             N/A
   d.                                                             N/A

SCHEDULE RC-L CONTINUED

                                                                           Dollar Amounts in Thousands

                                   (Column A)       (Column B)          (Column C)          (Column D)
Off-Balance Sheet                Interest Rate     Foreign Exch.       Equity Deriv.       Commodity &
Derivatives Position Indicators    Contracts         Contracts           Contracts       Other Contracts


14. Gross amounts (e.g., notional
    amounts) (for each column,
    sum of items 14.a through 14.e
    must equal sum of items 15,
    16.a and 16.b):
    a. Futures contracts                  0                 0                   0                   0
    b. Forward contracts                  0                 0                   0                   0
    c. Exchange-traded option
       contracts:
       (1) Written options                0                 0                   0                   0
       (2) Purchased options              0                 0                   0                   0
    d. Over-the-counter options
       contracts:
       (1) Written options           71,258                 0                   0                   0
       (2) Purchased options              0                 0                   0                   0
    e. Swaps                              0                 0                   0                   0
15. Total gross notional amount
    of derivative contracts held
    for trading                           0                 0                   0                   0

16. Total gross notional amount
    of derivative contracts held
    for purposes other than
    trading
    a. Contracts marked to market         0                 0                   0                   0
    b. Contracts not marked to
       market                        71,258                 0                   0                   0


SCHEDULE RC-L CONTINUED

                                                                           Dollar Amounts in Thousands

                                   (Column A)       (Column B)          (Column C)          (Column D)
Off-Balance Sheet                Interest Rate     Foreign Exch.       Equity Deriv.       Commodity &
Derivatives Position Indicators    Contracts         Contracts           Contracts       Other Contracts

17. Gross fair values:
    a. Contracts held for
       trading:
       (1) Gross positive
           fair value                     0                 0                   0                   0
       (2) Gross negative
           fair value                     0                 0                   0                   0
    b. Contracts held for
       purposes other than
       trading that are
       marked to market:
       (1) Gross positive
           fair value                     0                 0                   0                   0
       (2) Gross negative
           fair value                     0                 0                   0                   0
    c. Contracts held for
       purposes other than
       trading that are not
       marked to market:
       (1) Gross positive
           fair value                    60                 0                   0                   0
       (2) Gross negative
           fair value                     0                 0                   0                   0


Memoranda
                                                     Dollar Amounts in Thousands
1.-2. Not applicable
3. Unused commitments with an original maturity exceeding one year that are reported in Schedule RC-L, items 1.a through
   1.e. above (report only the unused portions of
   commitments that are fee paid or otherwise legally binding)           537,008
   a. Participations in commitments with an original maturity
      exceeding one year conveyed to others                      15,762
4. To be completed only by banks with $1 billion or more in
   total assets:
   Stanby letters of credit (both financial and performance)
   issued to non-U.S. addressees (domicile) included in
   Schedule RC-L, items 2 and 3, above                                       N/A
5. To be completed for the September report only:
   Installment loans to individuals for household, family,
   and other personal expenditures that have been
   securitized and sold without recourse (with servicing
   retained), amounts outstanding by type of loan:
   a. Loans to purchase private passenger automobiles                        N/A
   b. Credit cards and related plans                                         N/A
   c. All other consumer installment credit (including mobile
      home loans)                                                            N/A

SCHEDULE RC-M-MEMORANDA
                                                     Dollar Amounts in Thousands
1. Extensions of credit by the reporting bank to its
   executive officers, directors, principal shareholders,
   and their related interests as of the report date:
   a. Aggregate amount of all extensions of credit to all
      executive officers, directors, principal shareholders,
      and their related interests                                            114
   b. Number of executive officers, directors, and
      principal shareholders to whom the amount of
      all extensions of credit by the reporting bank
      (including extensions of credit to related
      interests) equals or exceeds the lesser of
      $500,000 or 5 percent of total capital as
      defined for this purpose in agency regulations                0
2. Federal funds sold and securities purchased under
   agreements to resell with U.S. branches and agencies
   of foreign banks (1) (included in Schedule RC, items
   3.a and 3.b)                                                                0
3. Not applicable.
4. Outstanding principal balance of 1-4 family residential
   mortgage loans serviced for others (include both retained
   servicing and purchased servicing):
   a. Mortgages serviced under a GNMA contract                                 0
   b. Mortgages serviced under a FHLMC contract:
      (1) Serviced with recourse to servicer                                   0
      (2) Serviced without recourse to servicer                                0
   c. Mortgages serviced under a FNMA contract:
      (1) Serviced under a regular option contract                             0
      (2) Serviced under a special option contract                             0
   d. Mortgages serviced under other servicing contracts                 180,633
5. To be completed only by banks with $ 1 billion
   or more in total assets:
   Customers' liability to this bank on acceptances
   outstanding (sum of items 5.a and 5.b must equal
   Schedule RC item 9):
   a. U.S. addressees (domicile)                                             651
   b. Non-U.S. addressees (domicile)                                           0
   Intangible assets:
   a. Mortgage servicing rights                                                0
   b. Other identifiable intangible assets:
      (1) Purchased credit card relationships                                  0
      (2) All other identifiable intangible assets                             0
   c. Goodwill                                                                 0
   d. Total (sum of items 6.a through 6.c) (must equal
      Schedule RC. item 10)                                                    0
   e. Intangible assets that have been grandfathered for
      regulatory capital purposes                                              0
7. Mandatory convertible debt, net of common or perpetual
   perferred stock dedicated to redeem the debt                                0

(1) Do not report federal funds sold and securities purchased under agreements to resell with other commercial banks in the U.S. in this item.


SCHEDULE RC-M - CONTINUED

                                                     Dollar Amounts in Thousands

8. a. Other real estate owned:
      (1) Direct and indirect investments in real estate ventures              0
      (2) All other real estate owned:
          (a) Construction and land development                                0
          (b) Farmland                                                         0
          (c) 1-4 family residential properties                            1,160
          (d) Multifamily (5 or more) residential properties                   0
          (e) Nonfarm nonresidential properties                            2,075
       (3) Total (sum of items 8.a.(1) and 8.a.(2))(must equal
           Schedule RC, item 7)                                            3,235
   b. Investments in unconsolidated subsidiaries and associated companies:
      (1) Direct and indirect investments in real estate ventures              0
      (2) All other investments in unconsolidated subsidiaries and
          associated companies                                                 0
      (3) Total (sum of items 8.b.(1) and 8.b.(2))(must equal
          Schedule RC, item 8)                                                 0
9. Noncumulative perpetual preferred stock and related surplus included in
   Schedule RC, item 23, "Perpetual preferred stock and related surplus"       0
10.Mutual fund and annuity sales during the quarter (including proprietary, private label, and third party products):
   a. Money market funds                                                  76,393
   b. Equity securities funds                                                  0
   c. Debt securities funds                                                    0
   d. Other mutual funds                                                   4,500
   e. Annuities                                                           32,896
   f. Sales of proprietary mutual funds and annuities (included in items
      10.a through 10.e above)                                            32,415


Memorandum
                                                     Dollar Amounts in Thousands
1. Interbank holdings of capital instruments (to be completed for the
   December report only):
   a. Reciprocal holdings of banking organizations' capital instruments      N/A
   b. Nonreciprocal holdings of banking organizations' capital instruments   N/A




SCHEDULE RC-N - PAST DUE AND NONACCRUAL LOANS, LEASES, AND OTHER ASSETS

The FFIEC regards the information reported in all of Memorandum item 1, in items 1 through 10, column A, and in Memorandum items 2 through 4, column A, as confidential.

                                                                 Dollar Amounts in Thousands

                                                  (Column A)       (Column B)     (Column C)
                                                   Past due        Past due 90    Nonaccrual
                                                30 through 89     days or more
                                                days and still      and still
                                                    accruing         accruing

1. Loans secured by real estate:
   a. To U.S. addressees (domicile)                                    8,247        10,608
   b. To non-U.S. addressees (domicile)                                    0             0
2. Loans to depository institutions and
   acceptances of other banks:
   a. To U.S. banks and other U.S. depository
      institutions                                                         0             0
   b. To foreign banks                                                     0             0
3. Loans to finance agricultural production
   and other loans to farmers                                              0             0
4. Commercial and idustrial loans:
   a. To U.S. addressees (domicile)                                    2,005         7,395
   b. To non-U.S. addressees (domicile)                                    0             0
5. Loans to individuals for household, family,
   and other personal expenditures:
   a. Credit cards and related plans                                   1,126             0
   b. Other (includes single payment, installment,
      and all student loans)                                             138             2
6. Loans to foreign governments and official
   institutions                                                            0             0
7. All other loans                                                         9            90
8. Lease financing receivables:
   a. Of U.S. addressees (domicile)                                       48             0
   b. Of non-U.S. addressees (domicile)                                    0             0
9. Debt securities and other assets (exclude other
   real estate owned and other repossessed assets)                         0             0


Amounts reported in items 1 through 8 above include guaranteed and unguaranteed portions of past due and nonaccrual loans and leases. Report in item 10 below certain guaranteed loans and leases that have already been included in the amounts reported in items 1 through 8.

10.Loans and leases reported in items 1 through 8
   above which are wholly or partially guaranteed by
   the U.S. Government                                  88                 0         1,225
   a. Guaranteed portion of loans and leases
      included in item 10 above                         79                 0             2


Memoranda

                                                                Dollar Amounts in Thousands

                                                  (Column A)       (Column B)     (Column C)
                                                   Past due        Past due 90    Nonaccrual
                                                30 through 89     days or more
                                                days and still      and still
                                                    accruing         accruing

1. Restructured loans and leases included in
   Schedule RC-N, items 1 through 8, above
   (and not reported in Schedule RC-C,
   Memorandum item 2)                                                      0             0
2. Loans to finance commercial real estate,
   construction, and land development activities
   (not secured by real estate) included in
   Schedule RC-N, items 4 and 7, above                                     0             0
3. Loans secured by real estate (sum of
   Memorandum items 3.a through 3.e must equal
   sum of Schedule RC-N items 1.a and 1.b above):
   a. Construction and land development                                  405             0
   b. Secured by farmland                                                  0             0
   c. Secured by 1-4 family residential properties:
      (1) Revolving, open-end loans secured by 1-4
          family residential properties and extended
          under lines of credit                                          823             0
      (2) All other loans secured by 1-4 family
          residential properties                                       1,526         7,985
   d. Secured by multifamily (5 or more) residential
      properties                                                           0             0
   e. Secured by nonfarm nonresidential properties                     5,493         2,623



                                                  (Column A)       (Column B)
                                                   Past due        Past due 90
                                                30 through 89     days or more
                                                     days

4. Interest rate, foreign exchange rate, and other
   commodity and equity contracts:
   a. Book value of amounts carried as assets                              0
   b. Replacement cost of contracts with a positive
      replacement cost                                                     0





SCHEDULE RC-O - OTHER DATA FOR DEPOSIT INSURANCE ASSESSMENTS

                                                     Dollar Amounts in Thousands

1. Unposted debits (see instructions):
   a. Actual amount of all unposted debits                                   N/A
   OR
   b. Separate amount of unposted debits:
      (1) Actual amount of unposted debits to demand deposits                  0
      (2) Actual amount of unposted debits to time and savings deposits(1)     0
2. Unposted credits (see instructions):
   a. Actual amount of all unposted credits                                  N/A
   OR
   b. Separate amount of unposted credits:
      (1) Actual amount of unposted credits to demand deposits                 0
      (2) Actual amount of unposted credits to time and savings deposits(1)    0
3. Uninvested trust funds (cash) held in bank's own trust department (not
   included in total deposits)                                                 0
4. Deposits of consolidated susidiaries (not included in total deposits):
   a. Demand deposits of consolidated subsidiaries                             0
   b. Time and savings deposits (1) of consolidated subsidiaries               0
   c. Interest accrued and unpaid on deposits of consolidated subsidiaries     0
5. Not applicable.

Item 6 is not applicable to state nonmember banks that have not been authorized by the Federal Reserve to act as pass-through correspondents.


6. Reserve balances actually passed through to the Federal Reserve by reporting bank on behalf of its respondent depository institutions that are also reflected as deposit liabilities of the reporting bank:
   a. Amount reflected in demand deposits (included in Schedule RC-E,
      Memorandum item 4.a)                                                     0
   b. Amount reflected in time and savings deposits (1)(included in
      Schedule RC-E, Memorandum item 4.b)                                      0
7. Unamortized premiums and discounts on time and savings deposits:(1)
   a. Unamortized premiums                                                     0
   b. Unamortized discounts                                                    0

8. To be completed by banks with 'Oakar deposits'
   Total 'Adjusted Attributable Deposits' of all institutions acquired under Section 5(d)(3) of the Federal Deposit Insurance Act (from
   most recent FDIC Oakar Transaction Worksheet(s))                        3,368

9. Deposits in lifeline accounts
10.Benefit-responsive 'Depository Institution Investment Contracts'
   (included in total deposits)                                                0


(1) For FDIC insurance assessment purposes, 'time and savings deposits' consist of nontransaction accounts and all transaction accounts other than demand deposits.




SCHEDULE RC-O CONTINUED

                                                     Dollar Amounts in Thousands

11.Adjustments to demand deposits reported in Schedule RC-E for certain reciprocal demand balances:
   a. Amount by which demand deposits would be reduced if reciprocal demand balances between the reporting bank and savings associations were reported on a net basis rather than a gross basis in Schedule
      RC-E                                                                     0
   b. Amount by which demand deposits would be increased if reciprocal demand balances between the reporting bank and U.S. branches and agencies of foreign banks were reported on a gross basis rather
      than a net basis in Schedule RC-E                                        0
   c. Amount by which demand deposits would be reduced if cash items in process of collection were included in the calculation of net reciprocal demand balances between the reporting bank and the domestic offices of U.S. banks and savings associations in Schedule
      RC-E                                                                     0


Memoranda (To be completed each quarter except as noted)

                                                     Dollar Amounts in Thousands

1. Total deposits of the bank (sum of Memorandum items 1.a.(1) and
   1.b.(1) must equal Schedule RC, item 13.a):
   a. Deposit accounts of $100,000 or less:
      (1) Amount of deposit accounts of $100,000 or less               2,291,296
      (2) Number of deposit accounts of $100,000 or less
          (to be completed for the June report only)        442,076
   b. Deposit accounts of more than $100,000:
      (1) Amount of deposit accounts of more than $100,000               880,327
      (2) Number of deposit accounts of more than $100,000    3,443
2. Estimated amount of uninsured deposits of the bank:
   a. An estimate of your bank's uninsured deposits can be determined by multiplying the number of deposit accounts of more than $100,000 reported in Memorandum item 1.b(2) above by $100,000 and subtracting the result from the amount of deposit accounts of more than $100,000 reported in Memorandum item 1.b(1) above.

      Indicate in the appropriate box at right whether your bank has a method or procedure for determining a better estimate of uninsured deposits
      than the estimate described above.                                      NO
   b. If the box marked YES has been checked, report the estimate of uninsured deposits determined by using your bank's method or
      procedure                                                              N/A

(1) Person to whom questions about the Reports of Condition and Income should be directed.

                                            0             0
     Name and Title (Text 8901)                           /Phone/Ext (Text 8092)


SCHEDULE RC-R - RISK-BASED CAPITAL

This schedule must be completed by all banks as follows: Banks that reported total assets of $1 billion or more in Schedule RC item 1 for June 30, 1994, must complete items 2 through 9 and Memoranda items 1 and 2. Banks with assets of less than $1 billion must complete items 1 and 2 below or Schedule RC-R in its entirety, depending on their response to item 1 below.

1. Test for determining the extent to which Schedule RC-R must be completed. To be completed only by banks with total assets of less than $1 billion. Indicate in the appropriate box at the right whether the bank has total capital greater than or equal to eight percent of
   adjusted total assets                                                     N/A

   For purposes of this test, adjusted total assets equals total assets less cash, U.S. Treasuries, U.S. Government agency obligations, and 80 percent of U.S. Government-sponsored agency obligations plus the allowance for loan and lease losses and selected off-balance sheet items as reported on Schedule RC-L (see instructions).

   If the box marked YES has been checked, then the bank only has to complete item 2 below. If the box marked NO has been checked, the bank must complete the remainder of this schedule.

   A NO response to item 1 does not necessarily mean that the bank's actual risk-based capital ratio is less than eight percent or that the bank is not in compliance with the risk-based capital guidelines.


                                                     Dollar Amounts in Thousands

                                                  (Column A)       (Column A)
                                                 Subordinated        Other
                                                 Debt(1) and        Limited
                                                 Intermed Term    Life Capital
                                                 Preferred Stock   Instruments

Item 2 is to be completed by all banks.

2. Subordinated debt (1) and other limited-life
   capital instruments (original weighted average
   maturity of at least five years) with a remaining
   maturity of:
   a. One year or less                                   0                 0
   b. Over one year through two years                    0                 0
   c. Over two years through three years                 0                 0
   d. Over three years through four years                0                 0
   e. Over four years through five years                 0                 0
   f. Over five years                               20,000                 0

3. Not applicable

Items 4-9 and Memoranda items 1 and 2 are to completed by banks that answered NO to item 1 above and by banks with total assets of $1 billion or more.

                                                  (Column A)       (Column B)
                                                   Assets        Credit Equiv-
                                                  Recorded       valent Amount
                                                   on the        of Off-Balance
                                                 Balance Sheet   Sheet Items(2)

4. Assets and credit equivalent amount of off-balance sheet
   items assigned to the Zero percent risk category:
   a. Assets recorded on the balance sheet:
      (1) Securities issued by, other claims on, and
          claims unconditionally guaranteed by, the
          U.S. Government and its agencies and other
          OECD central governments                   299,131
      (2) All other                                  108,720
   b. Credit equivalent amount of off-balance sheet items                   0


(1) Exclude mandatory convertible debt reported in Schedule RC-M, item 7.
(2) Do not report in Column B the risk-weighted amount of assets reported in column A.


SCHEDULE RC-R - CONTINUED

                                                  (Column A)       (Column B)
                                                   Assets        Credit Equiv-
                                                  Recorded       valent Amount
                                                   on the        of Off-Balance
                                                 Balance Sheet   Sheet Items(2)

5. Assets and credit equivalent amounts of off-balance sheet items assigned to the 20 percent risk category:
   a. Assets recorded on the balance sheet:
      (1) Claims conditionally guaranteed by the
          U.S. Government and its agencies and other
          OECD central governments                    14,685
      (2) Claims collateralized by securities issued
          by the U.S. Government and its agencies
          and other OECD central governments, by
          securities issued by U.S. Government-
          sponsored agencies, and by cash on deposit  13,884
      (3) All other                                1,344,435
   b. Credit equivalent amount of off-balance sheet items             538,883
6. Assets and credit equivalent amounts of off-balance
   sheet items assigned to the 50 percent risk category:
   a. Assets recorded on the balance sheet           676,812
   b. Credit equivalent amount of off-balance sheet items              81,913
7. Assets and credit equivalent amounts of off-balance
   sheet items assigned to the 100 percent risk category:
   a. Assets recorded on the balance sheet         1,186,671
   b. Credit equivalent amount of off-balance sheet items             194,363
8. On-balance sheet asset values excluded from the
   calculation of the risk-based capital ratio(2)      2,453
9. Total assets recorded on the balance sheet (sum
   of items 4.a, 5.a, 6.a, 7.a, and 8, column A)
   (must equal Schedule RC, item 12.c plus items
   4.b and 4.c)                                    3,646,791


Memorandum

1. Current credit exposure across all off-balance sheet derivative contracts
   covered by the risk-based capital standards                               N/A


                                                     Dollar Amounts in Thousands

                                                  (Column A)      (Column B)     (Column C)
                                                   One Year          Over           Over
                                                    or less        one year      five years
                                                               thru five years

2. Notional principal amounts of off-balance
   sheet derivative contracts(3):
   a. Interest rate contracts                         N/A             N/A             N/A
   b. Foreign exchange contracts                      N/A             N/A             N/A
   c. Gold contracts                                  N/A             N/A             N/A
   d. Other precious metals contracts                 N/A             N/A             N/A
   e. Other commodity contracts                       N/A             N/A             N/A
   f. Equity derivatives contracts                    N/A             N/A             N/A


(1) Do not report in column B the risk-weighted amount of assets reported in column A.

(2) Include the difference between the fair value and the amortized cost of its available-for-sale securities in item 8 and report the amortized cost of these securities in items 4 through 7 above. Item 8 also includes on-balance sheet asset values (or portions thereof) of off-balance sheet interest rate, foreign exchange rate, and commodity contracts and those contracts (e.g. future contracts) not subject to risk-based capital. Exclude from item 8 margin accounts and accrued receivables as well as any portion of the allowance for loan and lease losses in excess of the amount that may be included in Tier 2 capital.

(3) Exclude foreign exchange contracts with an original maturity of 14 days or less and all futures contracts.



                   THIS PAGE IS TO BE COMPLETED BY ALL BANKS

NORWEST BANK ARIZONA, N.A.                           OMB No. For OCC:  1557-0081
3300 N. CENTRAL AVE.                                 OMB No. For FDIC: 3064-0052
PHOENIX, AZ 85012                           MB No. For Federal Reserve: 7100-003
                                                      Expiration Date:   7/31/95

                                                          SPECIAL REPORT


                             Close of Business Date:  FDIC Certificate Number:
                                     6/30/95                   25286


LOANS TO EXECUTIVE OFFICERS (Complete as of each Call Report Date)

The following information is required by Public Laws 90-and 102-242, but does not constitute a part of the Report of Condition. With Condition, these Laws require all banks to furnish a report of all loans or other extensions of credit to their executive officers made since previous Report of Condition. Data regarding individual loans or other extensions of credit are not required. If no such loans or other credit were made during the period, insert 'none' against subitem (a). (Exclude the first $5,000 of indebtedness of each executive officers credit card plan.) See Sections 215.2 and 215.3 of Title 12 of the Code of Federal Regulations (Federal Reserve Board Regulation O) definitions of 'executive officer' and 'extension of credit,' respectively. Exclude loans and other extensions of credit to directors and principal shareholers who are not executive officers.

a. Number of loans made to executive officers since the previous
   Call Report date                                                            0
b. Total dollar amount of above loans (in thousands of dollars)                0

                                                                  FROM        TO
   (example: 9-3/4% = 9.75)                                          0         0



/s/ Elfriede J. Conrad                                      July 27, 1995
SIGNATURE AND TITLE OF OFFICER AUTHORIZED
 TO SIGN REPORT:                                       DATE (Month, Day, Year):


/s/ Penny Meyerink                                        (602) 230-3957
NAME AND TITLE OF PERSON TO WHOM INQUIRIES
 MAY BE DIRECTED:(TEXT)                        AREA CODE/PHONE NUMBER/EXTENSION:

PENNY MEYERINK                     (602) 230-3957
ACCOUNTANT

FDIC /53 (12-92)

                           Exhibit 8.a Not Applicable

                           Exhibit 9.a Not Applicable